05001880

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Pepco Holdings, Inc.
Exact name of registrant as specified in charter

0001135971
Registrant CIK Number

Amendment No. 1 to Form U5S For 12-31-03
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

30-359
SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilmington, State of Delaware, January 14, 2005 xxxxxxxx

Pepco Holdings, Inc.
(Registrant)

By: Karen G. Almquist
(Name and Title)
Karen G. Almquist
Assistant Treasurer & Assistant Secretary

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ______________, 19____, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

Pepco Holdings, Inc,
Amendment No. 1 to
2003 Form U5S

Form SE Exhibit Index

CONSOLIDATING FINANCIAL STATEMENTS

Consolidating Statement of Income for the Year Ended December 31, 2003

Consolidating Balance Sheet as of December 31, 2003

Consolidating Statement of Cash Flows for the Year Ended December 31, 2003

Consolidating Statement of Retained Earnings for the Year Ended December 31, 2003

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2003
(Millions of dollars)

	Total Pepco Holdings, Inc.	Eliminations Reclasses & Consolidations	Pepco Holdings, Inc. Parent	Potomac Electric Power Company Consolidated	Conectiv Consolidated	Pepco Energy Services, Inc. Consolidated*	Potamac Capital Investment Corporation Consolidated*	Pepco Communications, Inc. Consolidated*	PHI Service Company
Operating Revenue									
Power Delivery	$ 4,019.1		$ -	$ 1,548.0	$ 2,493.8				$ -
Conectiv Energy	2,070.6		-	-	2,070.6				-
Pepco Energy Services	1,066.7		-	-	-				-
Other Non-Regulated	114.9		-	-	-				(20.8)
Total Operating Revenue	7,271.3		-	1,548.0	4,564.4				(20.8)
Operating Expenses									
Fuel and purchased energy	4,621.8		-	684.1	2,986.6				-
Other operation and maintenance	1,348.6		1.9	238.5	1,007.9				(38.8)
Depreciation and amortization	422.1		5.9	160.0	232.4				13.1
Other taxes	273.9		-	206.5	63.9				1.5
Deferred electric service costs	(7.0)		-	-	(7.0)				-
Impairment losses	64.3		-	-	140.8				-
Gain on sales of assets	(68.8)		-	-	-				-
Total Operating Expenses	6,654.9		7.8	1,289.1	4,424.6				(24.2)
Operating Income (Loss)	616.4		(7.8)	258.9	139.8				3.4
Other Income (Expenses)									
Interest and dividend income	17.1		0.3	2.8	8.6				-
Interest expense	(368.3)		(89.2)	(79.6)	(147.5)				(0.6)
Loss from equity investments	(0.9)		-	-	(5.5)				-
Impairment loss on equity investments	(102.6)		-	-	-				-
Other income	37.1		174.6	12.3	18.7				-
Other expenses	(11.4)		-	(16.1)	(1.6)				(2.8)
Total Other Income (Expenses)	(429.0)		85.7	(80.6)	(127.3)				(3.4)
Preferred Stock Dividend Requirements of Subsidiaries	13.9		-	4.6	6.0				-
Income (Loss) Before Income Tax Expense (Benefit)	173.5		77.9	173.7	6.5				(0.0)
Income Tax Expense (Benefit)	65.9		(35.6)	69.1	12.9				0.3
Income (Loss)	107.6		113.5	104.6	(6.4)				(0.3)
Cumulative Effect of Change in Accounting Principle (net of taxes of $4.9 million)	-		-	-	7.2				-
Income (Loss) Before Extraordinary Item	107.6		113.5	104.6	0.8				(0.3)
Extraordinary Item (net of taxes of $4.1 million)	5.9		-	-	5.9				-
Net Income (Loss)	$ 113.5		$ 113.5	$ 104.6	$ 6.7				$ (0.3)

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

POTOMAC ELECTRIC POWER COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2003
(Millions of dollars)

	Potomac Electric Power Company Consolidated	Eliminations Reclasses & Consolidations	Potomac Electric Power Company Parent	Edison Capital Reserves Corporation*
Operating Revenue				
Utility	$ 1,548.0		$ 1,548.0	
Competitive	-		-	
Total Operating Revenue	1,548.0		1,548.0	
Operating Expenses				
Fuel and purchased energy	684.1		684.1	
Other operation and maintenance	238.5		238.5	
Depreciation and amortization	160.0		160.0	
Other taxes	206.5		206.5	
Total Operating Expenses	1,289.1		1,289.1	
Operating Income	258.9		258.9	
Other Income (Expenses)				
Interest and dividend income	2.8		0.3	
Interest expense	(79.6)		(79.6)	
Other income	12.3		13.9	
Other expense	(16.1)		(16.1)	
Total Other Income (Expenses)	(80.6)		(81.5)	
Distributions on Preferred Securities of Subsidiary Trust	4.6		4.6	
Income Before Income Tax Expense	173.7		172.8	
Income Tax Expense	69.1		68.2	
Net Income	104.6		104.6	
Dividends on Preferred Stock	3.3		3.3	
Earnings Available for Common Stock	$ 101.3		$ 101.3	

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

PEPCO ENERGY SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2003
(Millions of Dollars)

	Pepco Energy Services, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Pepco Energy Services, Inc. Parent*	PES Home Services of VA*	Distributed Generation Partners, LLC*	Pepco Government Services LLC*
Operating Revenue						
Pepco						
Conectiv Power Delivery						
Conectiv Energy						
Pepco Energy Services						
Other Non-Regulated						
Total Operating Revenue						
Operating Expenses						
Fuel and purchased energy						
Other operation and maintenance						
Depreciation and amortization						
Other taxes						
Total Operating Expenses						
Operating Income (Loss)						
Other Income (Expenses)						
Interest and dividend income						
Interest expense						
Loss from Equity Investments						
Equity in consolidated subsidiaries						
Other income						
Total Other Income (Expenses)						
Preferred Stock Dividend Requirements of Subsidiaries						
Income (Loss) Before Income Tax Expense						
Income Tax Expense (Benefit)						
Net Income (Loss)						

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

PEPCO ENERGY SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2003
(Millions of Dollars)

	Fauquier Landfill Gas, LLC*	Rolling Hills Landfill Gas, LLC*	Pepco Enterprises, Inc.*	Potomac Power Resources, LLC*	Pepco Building Services, Inc. Consolidated*
Operating Revenue					
Pepco					
Conectiv Power Delivery					
Conectiv Energy					
Pepco Energy Services					
Other Non-Regulated					
Total Operating Revenue					
Operating Expenses					
Fuel and purchased energy					
Other operation and maintenance					
Depreciation and amortization					
Other taxes					
Total Operating Expenses					
Operating Income (Loss)					
Other Income (Expenses)					
Interest and dividend income					
Interest expense					
Loss from Equity Investments					
Equity in consolidated subsidiaries					
Other income					
Total Other Income (Expenses)					
Preferred Stock Dividend Requirements of Subsidiaries					
Income (Loss) Before Income Tax Expense					
Income Tax Expense (Benefit)					
Net Income (Loss)					

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

PEPCO BUILDING SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT
OF INCOME
For the Year Ended December 31, 2003
(Millions of Dollars)

	Pepco Building Services, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Pepco Building Services, Inc. Parent*	MET Electrical Testing Company, Inc.*	Seaboard Mechanical Services, Inc.*	Engineered Services, Inc.*
Operating Revenue						
Pepco						
Conectiv Power Delivery						
Conectiv Energy						
Pepco Energy Services						
Other Non-Regulated						
Total Operating Revenue						
Operating Expenses						
Fuel and purchased energy						
Other operation and maintenance						
Depreciation and amortization						
Other taxes						
Total Operating Expenses						
Operating Income (Loss)						
Other Income (Expenses)						
Interest and dividend income						
Interest expense						
Loss from Equity Investments						
Other income						
Total Other Income						
Preferred Stock Dividend Requirements of Subsidiaries						
Income Before Income Tax Expense						
Income Tax Expense						
Net Income (Loss)						

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

PEPCO BUILDING SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT
OF INCOME
For the Year Ended December 31, 2003
(Millions of Dollars)

	Unitemp, Inc.*	W.A. Chester, LLC*	Severn Construction Services, LLC*	G&L Mechanical Services, Inc.*
Operating Revenue				
Pepco				
Conectiv Power Delivery				
Conectiv Energy				
Pepco Energy Services				
Other Non-Regulated				
Total Operating Revenue				
Operating Expenses				
Fuel and purchased energy				
Other operation and maintenance				
Depreciation and amortization				
Other taxes				
Total Operating Expenses				
Operating Income (Loss)				
Other Income (Expenses)				
Interest and dividend income				
Interest expense				
Loss from Equity Investments				
Other income				
Total Other Income				
Preferred Stock Dividend Requirements of Subsidiaries				
Income Before Income Tax Expense				
Income Tax Expense				
Net Income (Loss)				

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

POTOMAC CAPITAL INVESTMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT
OF INCOME
For the Year Ended December 31, 2003
(Millions of Dollars)

	Potamac Capital Investment Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potamac Capital Investment Corporation Parent*	PCI Energy Corporation*	PCI-BT Investing LLC*	Edison Place LLC*
Operating Revenue						
Pepco						
Conectiv Power Delivery						
Conectiv Energy						
Pepco Energy Services						
Other Non-Regulated						
Total Operating Revenue						
Operating Expenses						
Fuel and purchased energy						
Other operation and maintenance						
Depreciation and amortization						
Other taxes						
Impairment losses						
Total Operating Expenses						
Operating Income (Loss)						
Other Income (Expenses)						
Interest and dividend income						
Interest expense						
Loss from equity investments						
Other income						
Total Other Income (Expenses)						
Preferred Stock Dividend Requirements of Subsidiaries						
Income (Loss) Before Income Tax Expense (Benefit)						
Income Tax Expense (Benefit)						
Net Income (Loss)						

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

POTOMAC CAPITAL INVESTMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT
OF INCOME
For the Year Ended December 31, 2003
(Millions of Dollars)

	Potomac Nevada Investment, Inc.*	PCI Netherlands Corp.*	PCI Queensland Corp.*	Potomac Capital Markets Corp.*	Potomac Aircraft Leasing Corp.*	Potomac Harmans Corp.*
Operating Revenue						
Pepco						
Conectiv Power Delivery						
Conectiv Energy						
Pepco Energy Services						
Other Non-Regulated						
Total Operating Revenue						
Operating Expenses						
Fuel and purchased energy						
Other operation and maintenance						
Depreciation and amortization						
Other taxes						
Impairment losses						
Total Operating Expenses						
Operating Income (Loss)						
Other Income (Expenses)						
Interest and dividend income						
Interest expense						
Loss from equity investments						
Other income						
Total Other Income (Expenses)						
Preferred Stock Dividend Requirements of Subsidiaries						
Income (Loss) Before Income Tax Expense (Benefit)						
Income Tax Expense (Benefit)						
Net Income (Loss)						

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

POTOMAC CAPITAL INVESTMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT
OF INCOME
For the Year Ended December 31, 2003
(Millions of Dollars)

	Harmans Building Associates*	Potomac Land Corporation*	Pepco Technoogies LLC*	American Energy Corp.*	Friendly Skies, Inc. Consolidated*	AMP Funding, L.L.C. Consolidated*
Operating Revenue						
Pepco						
Conectiv Power Delivery						
Conectiv Energy						
Pepco Energy Services						
Other Non-Regulated						
Total Operating Revenue						
Operating Expenses						
Fuel and purchased energy						
Other operation and maintenance						
Depreciation and amortization						
Other taxes						
Impairment losses						
Total Operating Expenses						
Operating Income (Loss)						
Other Income (Expenses)						
Interest and dividend income						
Interest expense						
Loss from equity investments						
Other income						
Total Other Income (Expenses)						
Preferred Stock Dividend Requirements of Subsidiaries						
Income (Loss) Before Income Tax Expense (Benefit)						
Income Tax Expense (Benefit)						
Net Income (Loss)						

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

POTOMAC CAPITAL INVESTMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT
OF INCOME
For the Year Ended December 31, 2003
(Millions of Dollars)

	Potomac Nevada Corporation Consolidated*	Pepco Enterprises, Inc. Consolidated*
Operating Revenue		
Pepco		
Conectiv Power Delivery		
Conectiv Energy		
Pepco Energy Services		
Other Non-Regulated		
Total Operating Revenue		
Operating Expenses		
Fuel and purchased energy		
Other operation and maintenance		
Depreciation and amortization		
Other taxes		
Impairment losses		
Total Operating Expenses		
Operating Income (Loss)		
Other Income (Expenses)		
Interest and dividend income		
Interest expense		
Loss from equity investments		
Other income		
Total Other Income (Expenses)		
Preferred Stock Dividend Requirements of Subsidiaries		
Income (Loss) Before Income Tax Expense (Benefit)		
Income Tax Expense (Benefit)		
Net Income (Loss)		

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

FRIENDLY SKIES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2003
(Millions of dollars)

	Friendly Skies, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Friendly Skies, Inc. Parent*	PCI Air Management Corporation*
Operating Revenue				
Pepco				
Conectiv Power Delivery				
Conectiv Energy				
Pepco Energy Services				
Other Non-Regulated				
Total Operating Revenue				
Operating Expenses				
Fuel and purchased energy				
Other operation and maintenance				
Depreciation and amortization				
Other taxes				
Total Operating Expenses				
Operating Loss				
Other Income (Expenses)				
Interest and dividend income				
Interest expense				
Loss from Equity Investments				
Other Income				
Total Other (Expenses)				
Preferred Stock Dividend Requirements of Subsidiaries				
Loss Before Income Tax Expense				
Income Tax Expense				
Net Loss				

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

AMP FUNDING, L.L.C. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2003
(Millions of dollars)

	AMP Funding, L.L.C. Consolidated*	Eliminations Reclasses & Consolidations	AMP Funding, L.L.C. Parent*	RAMP Investments, LLC*	PCI Air Management Partners, LLC*	PCI Ever, Inc.*
Operating Revenue						
Pepco						
Conectiv Power Delivery						
Conectiv Energy						
Pepco Energy Services						
Other Non-Regulated						
Total Operating Revenue						
Operating Expenses						
Fuel and purchased energy						
Other operation and maintenance						
Depreciation and amortization						
Other taxes						
Total Operating Expenses						
Operating Loss						
Other Income (Expenses)						
Interest and dividend income						
Interest expense						
Loss from Equity Investments						
Other Income						
Total Other Income						
Preferred Stock Dividend Requirements of Subsidiaries						
Income Before Income Tax Expense (Benefit)						
Income Tax Expense (Benefit)						
Net Income						

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

POTOMAC NEVADA CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2003
(Millions of dollars)

	Potamac Nevada Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potamac Nevada Corporation Parent*	Potomac Capital Joint Leasing Corporation Consolidated*	Potomac Nevada Leasing Corporation*	PCI Engine Trading, Ltd.*	Potomac Delaware Leasing Corporation Consolidated*
Operating Revenue							
Pepco							
Conectiv Power Delivery							
Conectiv Energy							
Pepco Energy Services							
Other Non-Regulated							
Total Operating Revenue							
Operating Expenses							
Fuel and purchased energy							
Other operation and maintenance							
Depreciation and amortization							
Other taxes							
Total Operating Expenses							
Operating Income							
Other Income (Expenses)							
Interest and dividend income							
Interest expense							
Loss from Equity Investments							
Other Income							
Total Other Income (Expenses)							
Preferred Stock Dividend Requirements of Subsidiaries							
Income (Loss) Before Income Tax Expense							
Income Tax Expense							
Net Income (Loss)							

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

POTOMAC DELAWARE LEASING CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2003
(Millions of dollars)

	Potomac Delaware Leasing Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potomac Delaware Leasing Corporation Parent*	Potomac Equipment Leasing Corp.*	Potomac Leasing Associates, LP*
Operating Revenue					
Pepco					
Conectiv Power Delivery					
Conectiv Energy					
Pepco Energy Services					
Other Non-Regulated					
Total Operating Revenue					
Operating Expenses					
Fuel and purchased energy					
Other operation and maintenance					
Depreciation and amortization					
Other taxes					
Total Operating Expenses					
Operating Income					
Other Income (Expenses)					
Interest and dividend income					
Interest expense					
Loss from Equity Investments					
Other Income					
Total Other Income					
Preferred Stock Dividend Requirements of Subsidiaries					
Income Before Income Tax Expense					
Income Tax Expense					
Net Income					

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

POTOMAC CAPITAL JOINT LEASING CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2003
(Millions of dollars)

	Potomac Capital Joint Leasing Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potomac Capital Joint Leasing Corporation Parent*	Aircraft International Management Co.*	PCI Holdings, Inc.*	PCI Nevada Investments*
Operating Revenue						
Pepco						
Conectiv Power Delivery						
Conectiv Energy						
Pepco Energy Services						
Other Non-Regulated						
Total Operating Revenue						
Operating Expenses						
Fuel and purchased energy						
Other operation and maintenance						
Depreciation and amortization						
Other taxes						
Total Operating Expenses						
Operating Income (Loss)						
Other Income (Expenses)						
Interest and dividend income						
Interest expense						
Loss from Equity Investments						
Other Income						
Total Other Income						
Preferred Stock Dividend Requirements of Subsidiaries						
Income Before Income Tax Expense (Benefit)						
Income Tax Expense (Benefit)						
Net Income						

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

PEPCO ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2003
{Transferred to Pepco Energy Services, Inc. effective August 1, 2003}
(Millions of dollars)

	Pepco Enterprises, Inc Consolidation*	Eliminations Reclasses & Consolidations	Pepco Enterprises, Inc. Parent*	W.A. Chester LLC*	Severn Cable LLC*	Severn Construction LLC*
Operating Revenue						
Pepco						
Conectiv Power Delivery						
Conectiv Energy						
Pepco Energy Services						
Other Non-Regulated						
Total Operating Revenue						
Operating Expenses						
Fuel and purchased energy						
Other operation and maintenance						
Depreciation and amortization						
Other taxes						
Total Operating Expenses						
Operating Income (Loss)						
Other Income (Expenses)						
Interest and dividend income						
Interest expense						
Loss from Equity Investments						
Other income						
Total Other (Expenses)						
Preferred Stock Dividend Requirements of Subsidiaries						
Income Before Income Tax (Benefit)						
Income Tax (Benefit)						
Net Income (Loss)						

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

PEPCO COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2003
(Millions of dollars)

	Pepco Communications, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Pepco Communications, Inc. Parent*	Pepco Communications, LLC*
Operating Revenue				
Pepco				
Conectiv Power Delivery				
Conectiv Energy				
Pepco Energy Services				
Other Non-Regulated				
Total Operating Revenue				
Operating Expenses				
Fuel and purchased energy				
Other operation and maintenance				
Depreciation and amortization				
Other taxes				
Total Operating Expenses				
Operating Loss				
Other Income (Expenses)				
Interest and dividend income				
Interest expense				
Income (loss) from equity investments				
Impairment loss on equity investments				
Other income (expense)				
Total Other (Expenses)				
Preferred Stock Dividend Requirements of Subsidiaries				
Loss Before Income Tax (Benefit)				
Income Tax (Benefit)				
Net Loss				

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

CONECTIV AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2003
(Millions of Dollars)

	Conectiv Consolidated	Eliminations Reclasses & Consolidations	Conectiv Parent	Delmarva Power & Light Company Consolidated
Operating Revenue				
Electric	$ 3,571.0		$ -	$ 1,050.0
Gas	418.4		-	191.0
Other services	575.0		-	12.7
Total Operating Revenue	4,564.4		-	1,253.7
Operating Expenses				
Electric fuel and purchased energy	2,508.4		-	699.5
Gas purchased	478.2		-	132.3
Other services' cost of sales	516.6		-	12.4
Other operation and maintenance	491.3		(0.8)	174.5
Depreciation and amortization	232.4		-	73.7
Other taxes	63.9		-	35.9
Deferred electric service costs	(7.0)		-	-
Impairment losses	-		-	-
Contract cancellations	140.8		-	-
Total Operating Expenses	4,424.6		(0.8)	1,128.3
Operating Income (Loss)	139.8		0.8	125.4
Other Income (Expenses)				
Interest and dividend income	8.6		1.9	0.8
Interest expense	(147.5)		(22.7)	(37.0)
Income (loss) from equity investments	(5.5)		-	-
Other income	18.7		29.4	3.2
Other expenses	(1.6)		-	-
Total Other Income (Expenses)	(127.3)		8.6	(33.0)
Preferred Stock Dividend Requirements Of Subsidiaries	6.0		-	2.8
Income (Loss) Before Income Tax Expense (Benefit)	6.5		9.4	89.6
Income Tax Expense (Benefit)	12.9		2.7	36.4
Income (Loss)	(6.4)		6.7	53.2
Cumulative Effect of Change in Accounting Principle (net of taxes of $4.9 million)	7.2		-	-
Income (Loss) Before Extraordinary Item	0.8		6.7	53.2
Extraordinary Item (net of taxes of $4.1 million)	5.9		-	-
Net Income (Loss)	$ 6.7		$ 6.7	$ 53.2

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

CONECTIV AND SUBSIDIARIES
CONSOLIDATING STATEMENT
OF INCOME
For the Year Ended December 31, 2003
(Millions of Dollars)

	Atlantic City Electric Company Consolidated	Conectiv Properties and Investments, Inc. Consolidated*	Conectiv Energy Holding Company Consolidated*	Atlantic Southern Properties, Inc.*
Operating Revenue				
Electric	$ 1,231.2			
Gas	-			
Other services	4.8			
Total Operating Revenue	1,236.0			
Operating Expenses				
Electric fuel and purchased energy	775.1			
Gas purchased	-			
Other services' cost of sales	-			
Other operation and maintenance	211.6			
Depreciation and amortization	112.5			
Other taxes	23.8			
Deferred electric service costs	(7.0)			
Impairment losses	-			
Contract cancellations	-			
Total Operating Expenses	1,116.0			
Operating Income (Loss)	120.0			
Other Income (Expenses)				
Interest and dividend income	6.1			
Interest expense	(62.8)			
Income (loss) from equity investments	-			
Other income	7.3			
Other expenses	-			
Total Other Income (Expenses)	(49.4)			
Preferred Stock Dividend Requirements Of Subsidiaries	1.8			
Income (Loss) Before Income Tax Expense (Benefit)	68.8			
Income Tax Expense (Benefit)	27.3			
Income (Loss)	41.5			
Cumulative Effect of Change in Accounting Principle (net of taxes of $4.9 million)	-			
Income (Loss) Before Extraordinary Item	41.5			
Extraordinary Item (net of taxes of $4.1 million)	5.9			
Net Income (Loss)	$ 47.4			

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

CONECTIV AND SUBSIDIARIES
CONSOLIDATING STATEMENT
OF INCOME
For the Year Ended December 31, 2003
(Millions of Dollars)

	Conectiv Communications, Inc. Consolidated (Parent only)*	Conectiv Solutions LLC Consolidated*	Atlantic Generation, Inc. Consolidated*
Operating Revenue			
Electric			
Gas			
Other services			
Total Operating Revenue			
Operating Expenses			
Electric fuel and purchased energy			
Gas purchased			
Other services' cost of sales			
Other operation and maintenance			
Depreciation and amortization			
Other taxes			
Deferred electric service costs			
Impairment losses			
Contract cancellations			
Total Operating Expenses			
Operating Income (Loss)			
Other Income (Expenses)			
Interest and dividend income			
Interest expense			
Income (loss) from equity investments			
Other income			
Other expenses			
Total Other Income (Expenses)			
Preferred Stock Dividend Requirements Of Subsidiaries			
Income (Loss) Before Income Tax Expense (Benefit)			
Income Tax Expense (Benefit)			
Income (Loss)			
Cumulative Effect of Change in Accounting Principle (net of taxes of $4.9 million)			
Income (Loss) Before Extraordinary Item			
Extraordinary Item (net of taxes of $4.1 million)			
Net Income (Loss)			

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

DELMARVA POWER & LIGHT COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2003
(Millions of Dollars)

	Delmarva Power & Light Company Consolidated	Eliminations Reclasses & Consolidations	Delmarva Power & Light Company Parent	Delmarva Power Financing I
Operating Revenue				
Electric	$ 1,050.0	$ -	$ 1,050.0	$ -
Gas	191.0	-	191.0	-
Other services	12.7	-	12.7	-
Total Operating Revenue	1,253.7	-	1,253.7	-
Operating Expenses		-		
Electric fuel and purchased energy	699.5	-	699.5	-
Gas purchased	132.3	-	132.3	-
Other services' cost of sales	12.4	12.4	-	-
Other operation and maintenance	174.5	(12.4)	186.9	-
Depreciation and amortization	73.7	-	73.7	-
Other taxes	35.9	-	35.9	-
Deferred electric service costs	-	-	-	-
Impairment losses	-	-	-	-
Contract cancellations	-	-	-	-
Total Operating Expenses	1,128.3	-	1,128.3	-
Operating Income	125.4	-	125.4	-
Other Income (Expenses)				
Interest and dividend income	0.8	(5.2)	0.1	5.9
Interest expense	(37.0)	5.2	(39.3)	(2.9)
Income (loss) from equity investments	-	-	-	-
Other income	3.2	-	3.4	(0.2)
Total Other Income (Expenses)	(33.0)	-	(35.8)	2.8
Preferred Stock Dividend Requirements Of Subsidiaries	2.8	-	-	2.8
Income Before Income Tax Expense	89.6	-	89.6	-
Income Tax Expense	36.4	-	36.4	-
Net Income	53.2	-	53.2	-
Dividends on Preferred Stock	1.0	-	1.0	-
Earnings available for common stock	$ 52.2	$ -	$ 52.2	$ -

ATLANTIC CITY ELECTRIC COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2003
(Millions of Dollars)

	Atlantic City Electric Company Consolidated	Eliminations Reclasses & Consolidations	Atlantic City Electric Company Parent	Atlantic Capital I	Atlantic Capital II	Atlantic City Electric Transition Funding LLC
Operating Revenue						
Electric	$ 1,231.2	$ 6.0	$ 1,225.2	$ -	$ -	$ -
Gas	-	-	-	-	-	-
Other services	4.8	(10.4)	15.2	-	-	-
Total Operating Revenue	1,236.0	(4.4)	1,240.4	-	-	-
Operating Expenses						
Electric fuel and purchased energy	775.1	(4.4)	779.5	-	-	-
Gas purchased	-	-	-	-	-	-
Other services' cost of sales	-	-	-	-	-	-
Other operation and maintenance	211.6	-	211.5	-	-	0.1
Depreciation and amortization	112.5	-	112.5	-	-	-
Other taxes	23.8	-	23.8	-	-	-
Deferred electric service costs	(7.0)	-	(7.0)	-	-	-
Impairment losses	-	-	-	-	-	-
Contract cancellations	-	-	-	-	-	-
Total Operating Expenses	1,116.0	(4.4)	1,120.3	-	-	0.1
Operating Income (Loss)	120.0	-	120.1	-	-	(0.1)
Other Income (Expenses)						
Interest and dividend income	6.1	(22.5)	5.2	0.9	1.9	20.6
Interest expense	(62.8)	22.5	(63.9)	-	(0.9)	(20.5)
Income (loss) from equity investments	-	-	-	-	-	-
Other income	7.3	-	7.4	-	(0.1)	-
Total Other Income (Expenses)	(49.4)	-	(51.3)	0.9	0.9	0.1
Preferred Stock Dividend Requirements Of Subsidiaries	1.8	-	-	0.9	0.9	-
Income Before Income Tax Expense	68.8	-	68.8	-	-	0.0
Income Tax Expense	27.3	-	27.3	-	-	-
Income Before Extraordinary Item	41.5	-	41.5	-	-	0.0
Extraordinary Item (net of taxes of $4.1 million)	5.9	-	5.9	-	-	-
Net Income	47.4	-	47.4	-	-	0.0
Dividends on Preferred Stock	0.3	-	0.3	-	-	-
Earnings available for common stock	$ 47.1	$ -	$ 47.1	$ -	$ -	$ 0.0

CONECTIV PROPERTIES AND INVESTMENTS, INC. AND SUBSIDIAIRIES
CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2003
(Millions of Dollars)

	Conectiv Properties and Investments, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Properties and Investments, Inc. Parent*	DCI II, Inc.*	DCTC-Burney, Inc.*
Operating Revenue					
Electric					
Gas					
Other services					
Total Operating Revenue					
Operating Expenses					
Electric fuel and purchased energy					
Gas purchased					
Other services' cost of sales					
Other operation and maintenance					
Depreciation and amortization					
Other taxes					
Deferred electric service costs					
Impairment losses					
Contract cancellations					
Total Operating Expenses					
Operating Income					
Other Income (Expenses)					
Interest and dividend income					
Interest expense					
Income (loss) from equity investments					
Other income					
Total Other Income (Expenses)					
Preferred Stock Dividend Requirements Of Subsidiaries					
Income Before Income Tax Expense (Benefit)					
Income Tax Expense (Benefit)					
Net Income					

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

CONECTIV ENERGY HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT
OF INCOME
For the Year Ended December 31, 2003
(Millions of Dollars)

	Conectiv Energy Holding Company Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Energy Holding Company Parent*	Conectiv Energy Supply, Inc. Consolidated*	Conectiv Delmarva Generation, Inc. Consolidated*
Operating Revenue					
Electric					
Gas					
Other services					
Total Operating Revenue					
Operating Expenses					
Electric fuel and purchased energy					
Gas purchased					
Other services' cost of sales					
Other operation and maintenance					
Depreciation and amortization					
Other taxes					
Deferred electric service costs					
Impairment losses					
Contract cancellations					
Total Operating Expenses					
Operating Income (Loss)					
Other Income (Expenses)					
Interest and dividend income					
Interest expense					
Income (loss) from equity investments					
Other income					
Total Other Income (Expenses)					
Preferred Stock Dividend Requirements Of Subsidiaries					
Income (Loss) Before Income Tax Expense (Benefit)					
Income Tax Expense (Benefit)					
Income (Loss)					
Cumulative Effect of Change in Accounting Principle (net of taxes of $4.9 million)					
Net Income (Loss)					

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

CONECTIV ENERGY HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT
OF INCOME
For the Year Ended December 31, 2003
(Millions of Dollars)

	ACE REIT, Inc. Consolidated*	Delaware Operating Services Company*	PHI Operating Services Company*
Operating Revenue			
Electric			
Gas			
Other services			
Total Operating Revenue			
Operating Expenses			
Electric fuel and purchased energy			
Gas purchased			
Other services' cost of sales			
Other operation and maintenance			
Depreciation and amortization			
Other taxes			
Deferred electric service costs			
Impairment losses			
Contract cancellations			
Total Operating Expenses			
Operating Income (Loss)			
Other Income (Expenses)			
Interest and dividend income			
Interest expense			
Income (loss) from equity investments			
Other income			
Total Other Income (Expenses)			
Preferred Stock Dividend Requirements Of Subsidiaries			
Income (Loss) Before Income Tax Expense (Benefit)			
Income Tax Expense (Benefit)			
Income (Loss)			
Cumulative Effect of Change In Accounting Principle (net of taxes of $4.9 million)			
Net Income (Loss)			

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

CONECTIV ENERGY SUPPLY, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2003
(Millions of Dollars)

	Conectiv Energy Supply, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Energy Supply, Inc. Parent*	Conectiv Operating Services Company*	Conectiv Mid-Merit, Inc.*	Conectiv Mid Merit, LLC*
Operating Revenue						
Electric						
Gas						
Other services						
Total Operating Revenue						
Operating Expenses						
Electric fuel and purchased energy						
Gas purchased						
Other services' cost of sales						
Other operation and maintenance						
Depreciation and amortization						
Other taxes						
Deferred electric service costs						
Impairment losses						
Contract cancellations						
Total Operating Expenses						
Operating Income (Loss)						
Other Income (Expenses)						
Interest and dividend income						
Interest expense						
Income (loss) from equity investments						
Other income						
Total Other Income (Expenses)						
Preferred Stock Dividend Requirements Of Subsidiaries						
Income (Loss) Before Income Tax Expense (Benefit)						
Income Tax Expense (Benefit)						
Income (Loss)						
Cumulative Effect of Change in Accounting Principle (net of taxes of $4.9 million)						
Net Income (Loss)						

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

CONECTIV DELMARVA GENERATION, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2003
(Millions of Dollars)

	Conectiv Delmarva Generation, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Delmarva Generation, Inc. Parent*	Conectiv Pennsylvania Generation, Inc.*	Conectiv Pennsylvania Generation, LLC*
Operating Revenue					
Electric					
Gas					
Other services					
Total Operating Revenue					
Operating Expenses					
Electric fuel and purchased energy					
Gas purchased					
Other services' cost of sales					
Other operation and maintenance					
Depreciation and amortization					
Other taxes					
Deferred electric service costs					
Impairment losses					
Contract cancellations					
Total Operating Expenses					
Operating Income (Loss)					
Other Income (Expenses)					
Interest and dividend income					
Interest expense					
Income (loss) from equity investments					
Other income					
Total Other (Expenses)					
Preferred Stock Dividend Requirements Of Subsidiaries					
Income (Loss) Before Income Tax Expense (Benefit)					
Income Tax Expense (Benefit)					
Income (Loss)					
Cumulative Effect of Change In Accounting Principle (net of taxes of $4.9 million)					
Net Income (Loss)					

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

ACE REIT, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2003
(Millions of Dollars)

	ACE REIT, Inc. Consolidated*	Eliminations Reclasses & Consolidations	ACE REIT, Inc. Parent*	Conectiv Atlantic Generation, L.L.C.*	Conectiv Bethlehem, LLC*
Operating Revenue					
Electric					
Gas					
Other services					
Total Operating Revenue					
Operating Expenses					
Electric fuel and purchased energy					
Gas purchased					
Other services' cost of sales					
Other operation and maintenance					
Depreciation and amortization					
Other taxes					
Deferred electric service costs					
Impairment losses					
Contract cancellations					
Total Operating Expenses					
Operating Income (Loss)					
Other Income (Expenses)					
Interest and dividend income					
Interest expense					
Income (loss) from equity investments					
Other income					
Total Other Income (Expenses)					
Preferred Stock Dividend Requirements Of Subsidiaries					
Income (Loss) Before Income Tax Expense (Benefit)					
Income Tax Expense (Benefit)					
Income (Loss)					
Cumulative Effect of Change In Accounting Principle (net of taxes of $4.9 million)					
Net Income (Loss)					

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

CONECTIV SOLUTIONS LLC AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2003
(Millions of Dollars)

	Conectiv Solutions LLC Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Solutions LLC Parent*	ATE Investment, Inc. Consolidated*	Eliminations Reclasses & Consolidations	ATE Investment, Inc. Parent*	King Street Assurance Ltd*	Conectiv Services, Inc. Consolidated*
Operating Revenue								
Electric								
Gas								
Other services								
Total Operating Revenue								
Operating Expenses								
Electric fuel and purchased energy								
Gas purchased								
Other services' cost of sales								
Other operation and maintenance								
Depreciation and amortization								
Other taxes								
Deferred electric service costs								
Impairment losses								
Contract cancellations								
Total Operating Expenses								
Operating Income (Loss)								
Other Income (Expenses)								
Interest and dividend income								
Interest expense								
Income (loss) from equity investments								
Other income								
Total Other Income (Expenses)								
Preferred Stock Dividend Requirements Of Subsidiaries								
Income (Loss) Before Income Tax Expense (Benefit)								
Income Tax Expense (Benefit)								
Net (Loss) Income								

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

CONECTIV SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2003
(Millions of Dollars)

	Conectiv Services, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Services, Inc. Parent*	Conectiv Plumbing, L.L.C.*	Conectiv Thermal Systems, Inc. Consolidated*
Operating Revenue					
Electric					
Gas					
Other services					
Total Operating Revenue					
Operating Expenses					
Electric fuel and purchased energy					
Gas purchased					
Other services' cost of sales					
Other operation and maintenance					
Depreciation and amortization					
Other taxes					
Deferred electric service costs					
Impairment losses					
Contract cancellations					
Total Operating Expenses					
Operating Income (Loss)					
Other Income (Expenses)					
Interest and dividend income					
Interest expense					
Income (loss) from equity investments					
Other income					
Total Other Income (Expenses)					
Preferred Stock Dividend Requirements Of Subsidiaries					
Income Before Income Tax Expense					
Income Tax Expense					
Net Income					

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

CONECTIV THERMAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2003
(Millions of Dollars)

	Conectiv Thermal Systems, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Thermal Systems, Inc. Parent*	ATS Operating Services, Inc.*	Atlantic Jersey Thermal Systems, Inc.*	Thermal Energy Limited Partnership*
Operating Revenue						
Electric						
Gas						
Other services						
Total Operating Revenue						
Operating Expenses						
Electric fuel and purchased energy						
Gas purchased						
Other services' cost of sales						
Other operation and maintenance						
Depreciation and amortization						
Other taxes						
Deferred electric service costs						
Impairment losses						
Contract cancellations						
Total Operating Expenses						
Operating Income (Loss)						
Other Income (Expenses)						
Interest and dividend income						
Interest expense						
Income (loss) from equity investments						
Other income						
Total Other Income (Expenses)						
Preferred Stock Dividend Requirements Of Subsidiaries						
Income Before Income Tax Expense						
Income Tax Expense						
Net Income						

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

ATLANTIC GENERATION, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2003
(Millions of Dollars)

	Atlantic Generation, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Atlantic Generation, Inc. Parent*	Vineland Ltd., Inc.*	Vineland General, Inc.*	Binghampton Limited, Inc.*	Binghampton General, Inc.*	Pedrick Gen., Inc.*
Operating Revenue								
Electric								
Gas								
Other services								
Total Operating Revenue								
Operating Expenses								
Electric fuel and purchased energy								
Gas purchased								
Other services' cost of sales								
Other operation and maintenance								
Depreciation and amortization								
Other taxes								
Deferred electric service costs								
Impairment losses								
Contract cancellations								
Total Operating Expenses								
Operating Loss								
Other Income (Expenses)								
Interest and dividend income								
Interest expense								
Income (loss) from equity investments								
Other income								
Total Other Income								
Preferred Stock Dividend Requirements Of Subsidiaries								
Income Before Income Tax Expense								
Income Tax Expense								
Net Income								

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2003
(Millions of dollars)

	Total Pepco Holdings, Inc.	Eliminations Reclasses & Consolidations	Pepco Holdings, Inc. Parent	Potomac Electric Power Company Consolidated	Conectiv Consolidated	Pepco Energy Service, Inc. Consolidated*	Potamac Capital Investment Corporation Consolidated*	Pepco Communications, Inc. Consolidated*	PHI Service Company
CURRENT ASSETS									
Cash and cash equivalents	$ 100.3		$ 58.3	$ 6.8	$ 78.8				$ 1.4
Restricted cash	0.5		-	-	0.5				-
Restricted funds held by Trustee	8.3		-	-	8.3				-
Marketable securities	28.7		-	-	-				-
Accounts receivable, less allowance for uncollectible accounts	1,136.3		995.4	269.8	659.8				47.5
Fuel, materials and supplies—at average cost	281.2		-	44.9	148.6				-
Prepaid expenses and other	73.6		-	26.0	28.6				8.8
Total Current Assets	1,628.9		1,053.7	347.5	924.6				57.7
INVESTMENTS AND OTHER ASSETS									
Goodwill	1,434.3		-	-	313.1				-
Regulatory assets	1,554.7		-	168.3	1,386.4				-
Investment in financing trusts	2.9		-	-	2.9				-
Investment in finance leases held in Trust	1,143.1		-	-	-				-
Prepaid pension expense	166.6		-	168.1	109.3				25.5
Investment in Consolidated companies	-		4,089.2	-	-				-
Other	539.0		16.1	108.6	216.5				22.1
Total Investments and Other Assets	4,840.6		4,105.3	445.0	2,028.2				47.6
PROPERTY, PLANT AND EQUIPMENT									
Property, plant and equipment	10,747.2		13.7	4,694.5	6,033.8				68.8
Accumulated depreciation	(3,782.3)		(7.8)	(1,769.6)	(1,953.5)				(36.1)
Net Property, Plant and Equipment	6,964.9		5.9	2,924.9	4,080.3				32.7
TOTAL ASSETS	$ 13,434.4		$ 5,164.9	$ 3,717.4	$ 7,033.1				$ 138.0
CURRENT LIABILITIES									
Short-term debt	$ 898.3		$ 184.8	$ 107.5	$ 1,136.8				$ 55.7
Accounts payable and accrued liabilities	699.6		1.8	159.9	449.7				14.1
Debentures issued to financing trust	25.8		-	-	25.8				-
Capital lease obligations due within one year	15.8		-	15.6	0.2				-
Interest and taxes accrued	96.8		40.0	43.5	33.8				(2.1)
Other	354.1		-	105.5	190.0				37.5
Total Current Liabilities	2,090.4		226.6	432.0	1,836.3				105.2
DEFERRED CREDITS									
Regulatory liabilities	541.2		-	200.1	341.1				-
Income taxes	1,777.0		(63.8)	644.9	1,059.8				9.0
Investment tax credits	63.7		-	20.6	43.0				-
Other	522.8		-	82.6	222.7				24.6
Total Deferred Credits	2,904.7		(63.8)	948.2	1,666.6				33.6
LONG-TERM LIABILITIES									
Long-term debt	4,588.9		1,998.8	1,130.4	1,240.2				-
Transition bonds issued by ACE Funding	551.3		-	-	551.3				-
Debentures issued to financing trust	72.2		-	-	72.2				-
Mandatorily redeemable serial preferred stock	45.0		-	45.0	-				-
Capital lease obligations	115.4		-	114.7	0.4				-
Total Long-Term Liabilities	5,372.8		1,998.8	1,290.1	1,864.1				-
COMMITMENTS AND CONTINGENCIES									
PREFERRED STOCK									
Serial preferred stock	35.3		-	35.3	-				-
Redeemable serial preferred stock	27.9		-	-	27.9				-
Total Preferred Stock	63.2		-	35.3	27.9				-
SHAREHOLDERS' EQUITY									
Common stock	1.7		1.7	-	-				-
Premium on stock and other capital contributions	2,246.6		2,246.6	507.6	1,488.2				-
Capital stock expense	(3.3)		(3.3)	(1.1)	(7.0)				-
Accumulated other comprehensive loss	(22.7)		(22.7)	-	18.3				-
Retained income	781.0		781.0	505.3	138.7				(0.8)
Total Shareholders' Equity	3,003.3		3,003.3	1,011.8	1,638.2				(0.8)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 13,434.4		$ 5,164.9	$ 3,717.4	$ 7,033.1				$ 138.0

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

POTOMAC ELECTRIC POWER COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2003
(Millions of dollars)

	Potomac Electric Power Company Consolidated	Eliminations Reclasses & Consolidations	Potomac Electric Power Company Parent	Edison Capital Reserves Corporation*
CURRENT ASSETS				
Cash and cash equivalents	$ 6.8	$ -	$ 6.8	
Marketable securities	-	-	-	
Accounts receivable, less allowance for uncollectible accounts	269.8	-	269.8	
Fuel, materials and supplies—at average cost	44.9	-	44.9	
Prepaid expenses and other	26.0	-	26.0	
Total Current Assets	347.5	-	347.5	
INVESTMENTS AND OTHER ASSETS				
Regulatory assets	168.3	-	168.3	
Investment in subsidiaries	-	-	-	
Prepaid pension expense	168.1	-	168.1	
Other	108.6	-	108.6	
Total Investments and Other Assets	445.0	-	445.0	
PROPERTY, PLANT AND EQUIPMENT				
Property, plant and equipment	4,694.5	-	4,694.5	
Accumulated depreciation	(1,769.6)	-	(1,769.6)	
Net Property, Plant and Equipment	2,924.9	-	2,924.9	
TOTAL ASSETS	$ 3,717.4	$ -	$ 3,717.4	
CURRENT LIABILITIES				
Short-term debt	$ 107.5	$ -	$ 107.5	
Accounts payable and accrued liabilities	159.9	-	159.9	
Capital lease obligations due within one year	15.6	-	15.6	
Interest and taxes accrued	43.5	-	43.5	
Other	105.5	-	105.5	
Total Current Liabilities	432.0	-	432.0	
DEFERRED CREDITS				
Regulatory liabilities	200.1	-	200.1	
Income taxes	644.9	-	644.9	
Investment tax credits	20.6	-	20.6	
Other post-retirement benefit obligations	44.4	-	44.4	
Other	38.2	-	38.2	
Total Deferred Credits	948.2	-	948.2	
LONG-TERM LIABILITIES				
Long-term debt	1,130.4	-	1,130.4	
Manatorily redeemable serial preferred stock	45.0	-	45.0	
Capital lease obligations	114.7	-	114.7	
Total Long-Term Liabilities	1,290.1	-	1,290.1	
COMMITMENTS AND CONTINGENCIES				
PREFERRED STOCK				
Redeemable serial preferred stock	35.3	-	35.3	
Total Preferred Stock	35.3	-	35.3	
COMMITMENTS AND CONTINGENCIES				
SHAREHOLDER'S EQUITY				
Common stock	-	-	-	
Premium on stock and other capital contributions	507.6	-	507.6	
Capital stock expense	(1.1)	-	(1.1)	
Retained income	505.3	-	505.3	
Total Shareholder's Equity	1,011.8	-	1,011.8	
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 3,717.4	$ -	$ 3,717.4	

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO ENERGY SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2003
(Millions of Dollars)

	Pepco Energy Services, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Pepco Energy Services, Inc. Parent*	PES Home Services of VA*	Distributed Generation Partners, LLC*	Pepco Government Services LLC*	Fauquier Landfill Gas, LLC*
CURRENT ASSETS							
Cash and cash equivalents							
Marketable securities							
Accounts receivable, less allowance for uncollectible accounts							
Fuel, materials and supplies—at average cost							
Prepaid expenses and other							
Total Current Assets							
INVESTMENTS AND OTHER ASSETS							
Goodwill							
Regulatory assets							
Investment in finance leases held in Trust							
Prepaid pension expense							
Other							
Total Investments and Other Assets							
PROPERTY, PLANT AND EQUIPMENT							
Property, plant and equipment							
Accumulated depreciation							
Net Property, Plant and Equipment							
TOTAL ASSETS							
CURRENT LIABILITIES							
Short-term debt							
Accounts payable and accrued liabilities							
Capital lease obligations due within one year							
Interest and taxes accrued							
Other							
Total Current Liabilities							
DEFERRED CREDITS							
Income taxes							
Investment tax credits							
Other							
Total Deferred Credits							
LONG-TERM LIABILITIES							
Long-term debt							
Capital lease obligations							
Total Long-Term Liabilities							
COMMITMENTS AND CONTINGENCIES							
PREFERRED STOCK							
Serial preferred stock							
Redeemable serial preferred stock							
Total Preferred Stock							
SHAREHOLDER'S EQUITY							
Common stock							
Premium on stock and other capital contributions							
Capital stock expense							
Accumulated other comprehensive loss							
Retained income							
Total Shareholder's Equity							
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY							

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO ENERGY SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2003
(Millions of Dollars)

	Rolling Hills Landfill Gas, LLC*	Pepco Enterprises, Inc.*	Potomac Power Resources, LLC*	Pepco Building Services, Inc. Consolidated*
CURRENT ASSETS				
Cash and cash equivalents				
Marketable securities				
Accounts receivable, less allowance for uncollectible accounts				
Fuel, materials and supplies—at average cost				
Prepaid expenses and other				
Total Current Assets				
INVESTMENTS AND OTHER ASSETS				
Goodwill				
Regulatory assets				
Investment in finance leases held in Trust				
Prepaid pension expense				
Other				
Total Investments and Other Assets				
PROPERTY, PLANT AND EQUIPMENT				
Property, plant and equipment				
Accumulated depreciation				
Net Property, Plant and Equipment				
TOTAL ASSETS				
CURRENT LIABILITIES				
Short-term debt				
Accounts payable and accrued liabilities				
Capital lease obligations due within one year				
Interest and taxes accrued				
Other				
Total Current Liabilities				
DEFERRED CREDITS				
Income taxes				
Investment tax credits				
Other				
Total Deferred Credits				
LONG-TERM LIABILITIES				
Long-term debt				
Capital lease obligations				
Total Long-Term Liabilities				
COMMITMENTS AND CONTINGENCIES				
PREFERRED STOCK				
Serial preferred stock				
Redeemable serial preferred stock				
Total Preferred Stock				
SHAREHOLDER'S EQUITY				
Common stock				
Premium on stock and other capital contributions				
Capital stock expense				
Accumulated other comprehensive loss				
Retained income				
Total Shareholder's Equity				
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY				

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO BUILDING SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2003
(Millions of dollars)

	Pepco Building Services, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Pepco Building Services, Inc. Parent*	MET Electrical Testing Company, Inc.*	Seaboard Mechanical Services, Inc.*	Engineered Services, Inc.*	Unitemp, Inc.*	W.A. Chester, LLC*	Severn Construction Services, LLC*
CURRENT ASSETS									
Cash and cash equivalents									
Marketable securities									
Accounts receivable, less allowance for uncollectible accounts									
Fuel, materials and supplies—at average cost									
Prepaid expenses and other									
Total Current Assets									
INVESTMENTS AND OTHER ASSETS									
Goodwill									
Regulatory assets									
Investment in finance leases held in Trust									
Prepaid pension expense									
Other									
Total Investments and Other Assets									
PROPERTY, PLANT AND EQUIPMENT									
Property, plant and equipment									
Accumulated depreciation									
Net Property, Plant and Equipment									
TOTAL ASSETS									
CURRENT LIABILITIES									
Short-term debt									
Accounts payable and accrued liabilities									
Capital lease obligations due within one year									
Interest and taxes accrued									
Other									
Total Current Liabilities									
DEFERRED CREDITS									
Income taxes									
Investment tax credits									
Other									
Total Deferred Credits									
LONG-TERM LIABILITIES									
Long-term debt									
Capital lease obligations									
Total Long-Term Liabilities									
COMMITMENTS AND CONTINGENCIES									
PREFERRED STOCK									
Serial preferred stock									
Redeemable serial preferred stock									
Total Preferred Stock									
SHAREHOLDER'S EQUITY									
Common stock									
Premium on stock and other capital contributions									
Capital stock expense									
Accumulated other comprehensive loss									
Retained income									
Total Shareholder's Equity									
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY									

* Filed under request for confidential treatment pursuant to Rule 10·
of the Public Utility Holding Company Act of 1935.

POTOMAC CAPITAL INVESTMENT CORPRATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2003
(Millions of dollars)

	Potamac Capital Investment Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potamac Capital Investment Corporation Parent*	PCI Energy Corporation*	PCI-BT Investing LLC*	Edison Place LLC*	Potomac Nevada Investment, Inc.*	PCI Netherlands Corp.*	PCI Queensland Corp.*	Potomac Capital Markets Corp.*
CURRENT ASSETS										
Cash and cash equivalents										
Marketable securities										
Accounts receivable, less allowance for uncollectible accounts										
Intercompany accounts receivable										
Intercompany notes receivable										
Fuel, materials and supplies—at average cost										
Prepaid expenses and other										
Total Current Assets										
INVESTMENTS AND OTHER ASSETS										
Goodwill										
Regulatory assets										
Intercompany investments										
Investment in finance leases held in Trust										
Prepaid pension expense										
Other										
Total Investments and Other Assets										
PROPERTY, PLANT AND EQUIPMENT										
Property, plant and equipment										
Accumulated depreciation										
Net Property, Plant and Equipment										
TOTAL ASSETS										
CURRENT LIABILITIES										
Short-term debt										
Accounts payable and accrued liabilities										
Intercompany accounts payable										
Intercompany notes payable										
Capital lease obligations due within one year										
Interest and taxes accrued										
Other										
Total Current Liabilities										
DEFERRED CREDITS										
Income taxes										
Investment tax credits										
Other										
Total Deferred Credits										
LONG-TERM LIABILITIES										
Long-term debt										
Capital lease obligations										
Total Long-Term Liabilities										
COMMITMENTS AND CONTINGENCIES										
PREFERRED STOCK										
Serial preferred stock										
Redeemable serial preferred stock										
Total Preferred Stock										
SHAREHOLDER'S EQUITY										
Common stock										
Premium on stock and other capital contributions										
Capital stock expense										
Accumulated other comprehensive loss										
Retained income										
Total Shareholder's Equity										
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY										

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC CAPITAL INVESTMENT CORPRATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2003
(Millions of dollars)

	Potomac Aircraft Leasing Corp.*	Potomac Harmans Corp.*	Harmans Building Associates*	American Energy Corp.*	Friendly Skies, Inc. Consolidated*	AMP Funding L.L.C. Consolidated*	Potomac Nevada Corporation Consolidated*	Pepco Enterprises, Inc Consolidated*
CURRENT ASSETS								
Cash and cash equivalents								
Marketable securities								
Accounts receivable, less allowance for uncollectible accounts								
Intercompany accounts receivable								
Intercompany notes receivable								
Fuel, materials and supplies—at average cost								
Prepaid expenses and other								
Total Current Assets								
INVESTMENTS AND OTHER ASSETS								
Goodwill								
Regulatory assets								
Intercompany investments								
Investment in finance leases held in Trust								
Prepaid pension expense								
Other								
Total Investments and Other Assets								
PROPERTY, PLANT AND EQUIPMENT								
Property, plant and equipment								
Accumulated depreciation								
Net Property, Plant and Equipment								
TOTAL ASSETS								
CURRENT LIABILITIES								
Short-term debt								
Accounts payable and accrued liabilities								
Intercompany accounts payable								
Intercompany notes payable								
Capital lease obligations due within one year								
Interest and taxes accrued								
Other								
Total Current Liabilities								
DEFERRED CREDITS								
Income taxes								
Investment tax credits								
Other								
Total Deferred Credits								
LONG-TERM LIABILITIES								
Long-term debt								
Capital lease obligations								
Total Long-Term Liabilities								
COMMITMENTS AND CONTINGENCIES								
PREFERRED STOCK								
Serial preferred stock								
Redeemable serial preferred stock								
Total Preferred Stock								
SHAREHOLDER'S EQUITY								
Common stock								
Premium on stock and other capital contributions								
Capital stock expense								
Accumulated other comprehensive loss								
Retained income								
Total Shareholder's Equity								
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY								

* Filed under request for confidential treatment pursuant to Rule 104 of the Public Utility Holding Company Act of 1935.

FRIENDLY SKIES, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2003
(Millions of dollars)

	Friendly Skies, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Friendly Skies, Inc. Parent*	PCI Air Management Corporation*
CURRENT ASSETS				
Cash and cash equivalents				
Marketable securities				
Accounts receivable, less allowance for uncollectible accounts				
Intercompany Accounts receivable				
Intercompany notes receivable				
Fuel, materials and supplies—at average cost				
Prepaid expenses and other				
Total Current Assets				
INVESTMENTS AND OTHER ASSETS				
Goodwill				
Regulatory assets				
Intercompany investments				
Investment in finance leases held in Trust				
Prepaid pension expense				
Other				
Total Investments and Other Assets				
PROPERTY, PLANT AND EQUIPMENT				
Property, plant and equipment				
Accumulated depreciation				
Net Property, Plant and Equipment				
TOTAL ASSETS				
CURRENT LIABILITIES				
Short-term debt				
Accounts payable and accrued liabilities				
Intercompany accounts payable				
Intercompany notes payable				
Capital lease obligations due within one year				
Interest and taxes accrued				
Other				
Total Current Liabilities				
DEFERRED CREDITS				
Income taxes				
Investment tax credits				
Other				
Total Deferred Credits				
LONG-TERM LIABILITIES				
Long-term debt				
Capital lease obligations				
Total Long-Term Liabilities				
COMMITMENTS AND CONTINGENCIES				
PREFERRED STOCK				
Serial preferred stock				
Redeemable serial preferred stock				
Total Preferred Stock				
SHAREHOLDER'S EQUITY				
Common stock				
Premium on stock and other capital contributions				
Capital stock expense				
Accumulated other comprehensive loss				
Retained income				
Total Shareholder's Equity				
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY				

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

AMP FUNDING, L.L.C. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2003
(Millions of dollars)

	AMP Funding, L.L.C. Consolidated*	Eliminations Reclasses & Consolidations	AMP Funding, L.L.C. Parent*	RAMP Investments, LLC*	PCI Air Management Partners, LLC*	PCI Ever, Inc.*
CURRENT ASSETS						
Cash and cash equivalents						
Marketable securities						
Accounts receivable, less allowance for uncollectible accounts						
Intercompany Accounts receivable						
Intercompany notes receivable						
Fuel, materials and supplies—at average cost						
Prepaid expenses and other						
Total Current Assets						
INVESTMENTS AND OTHER ASSETS						
Goodwill						
Regulatory assets						
Intercompany investments						
Investment in finance leases held in Trust						
Prepaid pension expense						
Other						
Total Investments and Other Assets						
PROPERTY, PLANT AND EQUIPMENT						
Property, plant and equipment						
Accumulated depreciation						
Net Property, Plant and Equipment						
TOTAL ASSETS						
CURRENT LIABILITIES						
Short-term debt						
Accounts payable and accrued liabilities						
Intercompany accounts payable						
Intercompany notes payable						
Capital lease obligations due within one year						
Interest and taxes accrued						
Other						
Total Current Liabilities						
DEFERRED CREDITS						
Income taxes						
Investment tax credits						
Other						
Total Deferred Credits						
LONG-TERM LIABILITIES						
Long-term debt						
Capital lease obligations						
Total Long-Term Liabilities						
COMMITMENTS AND CONTINGENCIES						
PREFERRED STOCK						
Serial preferred stock						
Redeemable serial preferred stock						
Total Preferred Stock						
SHAREHOLDER'S EQUITY						
Common stock						
Premium on stock and other capital contributions						
Capital stock expense						
Accumulated other comprehensive loss						
Retained income						
Total Shareholder's Equity						
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC NEVADA CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2003
(Millions of dollars)

	Potamac Nevada Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potamac Nevada Corporation Parent*	Potomac Capital Joint Leasing Corporation Consolidated*	Potomac Nevada Leasing Corporation*	PCI Engine Trading, Ltd.*	Potomac Delaware Leasing Corporation Consolidated*
CURRENT ASSETS							
Cash and cash equivalents							
Marketable securities							
Accounts receivable, less allowance for uncollectible accounts							
Intercompany Accounts receivable							
Intercompany notes receivable							
Fuel, materials and supplies—at average cost							
Prepaid expenses and other							
Total Current Assets							
INVESTMENTS AND OTHER ASSETS							
Goodwill							
Regulatory assets							
Intercompany investments							
Investment in finance leases held in Trust							
Prepaid pension expense							
Other							
Total Investments and Other Assets							
PROPERTY, PLANT AND EQUIPMENT							
Property, plant and equipment							
Accumulated depreciation							
Net Property, Plant and Equipment							
TOTAL ASSETS							
CURRENT LIABILITIES							
Short-term debt							
Accounts payable and accrued liabilities							
Intercompany accounts payable							
Intercompany notes payable							
Capital lease obligations due within one year							
Interest and taxes accrued							
Other							
Total Current Liabilities							
DEFERRED CREDITS							
Income taxes							
Investment tax credits							
Other							
Total Deferred Credits							
LONG-TERM LIABILITIES							
Long-term debt							
Capital lease obligations							
Total Long-Term Liabilities							
COMMITMENTS AND CONTINGENCIES							
PREFERRED STOCK							
Serial preferred stock							
Redeemable serial preferred stock							
Total Preferred Stock							
SHAREHOLDER'S EQUITY							
Common stock							
Premium on stock and other capital contributions							
Capital stock expense							
Accumulated other comprehensive loss							
Retained income							
Total Shareholder's Equity							
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY							

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC DELAWARE LEASING CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2003
(Millions of dollars)

	Potomac Delaware Leasing Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potomac Delaware Leasing Corporation Parent*	Potomac Equipment Leasing Corp.*	Potomac Leasing Associates, LP*
CURRENT ASSETS					
Cash and cash equivalents					
Marketable securities					
Accounts receivable, less allowance for uncollectible accounts					
Intercompany Accounts receivable					
Intercompany notes receivable					
Fuel, materials and supplies—at average cost					
Prepaid expenses and other					
Total Current Assets					
INVESTMENTS AND OTHER ASSETS					
Goodwill					
Regulatory assets					
Intercompany investment					
Investment in finance leases held in Trust					
Prepaid pension expense					
Other					
Total Investments and Other Assets					
PROPERTY, PLANT AND EQUIPMENT					
Property, plant and equipment					
Accumulated depreciation					
Net Property, Plant and Equipment					
TOTAL ASSETS					
CURRENT LIABILITIES					
Short-term debt					
Accounts payable and accrued liabilities					
Intercompany notes payable					
Capital lease obligations due within one year					
Interest and taxes accrued					
Other					
Total Current Liabilities					
DEFERRED CREDITS					
Income taxes					
Investment tax credits					
Other					
Total Deferred Credits					
LONG-TERM LIABILITIES					
Long-term debt					
Capital lease obligations					
Total Long-Term Liabilities					
COMMITMENTS AND CONTINGENCIES					
PREFERRED STOCK					
Serial preferred stock					
Redeemable serial preferred stock					
Total Preferred Stock					
SHAREHOLDER'S EQUITY					
Common stock					
Premium on stock and other capital contributions					
Capital stock expense					
Accumulated other comprehensive loss					
Retained income					
Total Shareholder's Equity					
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC CAPITAL JOINT LEASING CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2003
(Millions of dollars)

	Potomac Capital Joint Leasing Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potomac Capital Joint Leasing Corporation Parent*	Aircraft International Management Co.*	PCI Holdings, Inc.*	PCI Nevada Investments*
CURRENT ASSETS						
Cash and cash equivalents						
Marketable securities						
Accounts receivable, less allowance for uncollectible accounts						
Intercompany Accounts receivable						
Intercompany notes receivable						
Fuel, materials and supplies—at average cost						
Prepaid expenses and other						
Total Current Assets						
INVESTMENTS AND OTHER ASSETS						
Goodwill						
Regulatory assets						
Intercompany investment						
Investment in finance leases held in Trust						
Prepaid pension expense						
Other						
Total Investments and Other Assets						
PROPERTY, PLANT AND EQUIPMENT						
Property, plant and equipment						
Accumulated depreciation						
Net Property, Plant and Equipment						
TOTAL ASSETS						
CURRENT LIABILITIES						
Short-term debt						
Accounts payable and accrued liablities						
Intercompany accounts payable						
Intercompany notes payable						
Capital lease obligations due within one year						
Interest and taxes accrued						
Other						
Total Current Liabilities						
DEFERRED CREDITS						
Income taxes						
Investment tax credits						
Other						
Total Deferred Credits						
LONG-TERM LIABILITIES						
Long-term debt						
Capital lease obligations						
Total Long-Term Liabilities						
COMMITMENTS AND CONTINGENCIES						
PREFERRED STOCK						
Serial preferred stock						
Redeemable serial preferred stock						
Total Preferred Stock						
SHAREHOLDER'S EQUITY						
Common stock						
Premium on stock and other capital contributions						
Capital stock expense						
Accumulated other comprehensive loss						
Retained income						
Total Shareholder's Equity						
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2003
{Transferred to Pepco Energy Services, Inc. effective August 1, 2003}
(Millions of dollars)

	Pepco Enterprises, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Pepco Enterprises, Inc. Parent*	W.A. Chester LLC*	Severn Cable LLC*
CURRENT ASSETS					
Cash and cash equivalents					
Marketable securities					
Accounts receivable, less allowance for uncollectible accounts					
Intercompany Accounts receivable					
Intercompany notes receivable					
Fuel, materials and supplies—at average cost					
Prepaid expenses and other					
Total Current Assets					
INVESTMENTS AND OTHER ASSETS					
Goodwill					
Regulatory assets					
Investment in finance leases					
Prepaid pension expense					
Other					
Total Investments and Other Assets					
PROPERTY, PLANT AND EQUIPMENT					
Property, plant and equipment					
Accumulated depreciation					
Net Property, Plant and Equipment					
TOTAL ASSETS					
CURRENT LIABILITIES					
Short-term debt					
Accounts payable and accrued liabilities					
Capital lease obligations due within one year					
Interest and taxes accrued					
Other					
Total Current Liabilities					
DEFERRED CREDITS					
Income taxes					
Investment tax credits					
Other					
Total Deferred Credits					
LONG-TERM LIABILITIES					
Long-term debt					
Capital lease obligations					
Total Long-Term Liabilities					
COMMITMENTS AND CONTINGENCIES					
PREFERRED STOCK					
Serial preferred stock					
Redeemable serial preferred stock					
Total Preferred Stock					
SHAREHOLDER'S EQUITY					
Common stock					
Premium on stock and other capital contributions					
Capital stock expense					
Accumulated other comprehensive loss					
Retained income					
Total Shareholder's Equity					
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2003
(Millions of dollars)

	Pepco Communications, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Pepco Communications, Inc. Parent*	Pepco Communications, LLC*
CURRENT ASSETS				
Cash and cash equivalents				
Marketable securities				
Accounts receivable, less allowance for uncollectible accounts				
Intercompany receivable from associated companies				
Intercompany notes receivable				
Fuel, materials and supplies—at average cost				
Prepaid expenses and other				
Total Current Assets				
INVESTMENTS AND OTHER ASSETS				
Goodwill				
Regulatory assets				
Investment in finance leases held in Trust				
Prepaid pension expense				
Investment in Consolidated companies				
Other				
Total Investments and Other Assets				
PROPERTY, PLANT AND EQUIPMENT				
Property, plant and equipment				
Accumulated depreciation				
Net Property, Plant and Equipment				
TOTAL ASSETS				
CURRENT LIABILITIES				
Short-term debt				
Intercompany payable from associated companies				
Accounts payable and accrued liabilities				
Capital lease obligations due within one year				
Interest and taxes accrued				
Other				
Total Current Liabilities				
DEFERRED CREDITS				
Regulatory liabilities				
Income taxes				
Investment tax credits				
Other				
Total Deferred Credits				
LONG-TERM LIABILITIES				
Long-term debt				
Capital lease obligations				
Total Long-Term Liabilities				
COMMITMENTS AND CONTINGENCIES				
PREFERRED STOCK				
Serial preferred stock				
Redeemable serial preferred stock				
Total Preferred Stock				
SHAREHOLDER'S EQUITY				
Common stock				
Premium on stock and other capital contributions				
Capital stock expense				
Accumulated other comprehensive loss				
Retained income				
Total Shareholders' Equity				
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY				

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2003
(Millions of Dollars)

	Conectiv Consolidated	Eliminations Reclasses & Consolidations	Conectiv Parent	Delmarva Power & Light Company Consolidated	Atlantic City Electric Company Consolidated	Conectiv Properties and Investments, Inc. Consolidated*
CURRENT ASSETS						
Cash and cash equivalents	$ 78.8		$ -	$ 4.9	$ 114.1	
Restricted cash	0.5		-	-	-	
Restricted funds held by Trustee	8.3		-	-	8.3	
Marketable securities	-		0.1	-	-	
Accounts receivable, less allowance for uncollectible accounts	659.8		4.1	163.2	167.7	
Accounts receivable from associated companies	-		0.3	-	-	
Notes receivable from associated companies	-		3.4	-	-	
Fuel, materials and supplies—at average cost	148.6		-	34.2	34.3	
Prepaid expenses and other	28.6		-	14.4	5.3	
Total Current Assets	924.6		7.9	216.7	329.7	
INVESTMENTS AND OTHER ASSETS						
Goodwill	313.1		-	48.5	-	
Regulatory assets	1,366.4		-	150.3	1,236.1	
Investment in consolidated companies	-		1,960.0	-	-	
Investment in financing trust	2.9		-	2.2	0.7	
Investment in finance leases held in Trust	-		-	-	-	
Prepaid pension expense	109.3		-	195.4	-	
Other	216.5		1.4	31.3	25.5	
Total Investments and Other Assets	2,028.2		1,961.4	427.7	1,262.3	
PROPERTY, PLANT AND EQUIPMENT						
Property, plant and equipment	6,033.8		-	2,195.0	1,831.6	
Accumulated depreciation	(1,953.5)		-	(687.0)	(790.1)	
Net Property, Plant and Equipment	4,080.3		-	1,508.0	1,041.5	
TOTAL ASSETS	$ 7,033.1		$ 1,969.3	$ 2,152.4	$ 2,633.5	
CURRENT LIABILITIES						
Short-term debt	$ 1,136.8		$ 50.0	$ 174.4	$ 59.5	
Debentures issued to financing trust	25.8		-	-	25.8	
Accounts payable and accrued liabilities	449.7		-	52.7	81.9	
Accounts payable to associated companies	-		-	36.9	12.6	
Notes payable to associated companies	-		-	-	-	
Capital lease obligations due within one year	0.2		-	0.2	-	
Interest and taxes accrued	33.8		(22.1)	23.0	38.5	
Derivative intruments	52.9		-	-	-	
Other	137.1		0.1	56.7	50.3	
Total Current Liabilities	1,836.3		28.0	343.9	268.6	
DEFERRED CREDITS						
Regulatory liabilities	341.1		-	219.9	121.2	
Income taxes	1,059.8		3.1	397.3	514.7	
Investment tax credits	43.0		-	12.6	24.4	
Other postretirement benefits obligation	87.1		-	-	43.6	
Other	135.6		-	60.8	65.5	
Total Deferred Credits	1,666.6		3.1	690.6	769.4	
LONG-TERM LIABILITIES						
Long-term debt	1,240.2		300.0	442.7	497.5	
Transition bonds issued by ACE Funding	551.3		-	-	551.3	
Debentures issued to financing trust	72.2		-	72.2	-	
Capital lease obligations	0.4		-	0.4	-	
Total Long-Term Liabilities	1,864.1		300.0	515.3	1,048.8	
COMMITMENTS AND CONTINGENCIES						
PREFERRED STOCK						
Serial preferred stock	-		-	-	-	
Redeemable serial preferred stock	27.9		-	21.7	6.2	
Total Preferred Stock	27.9		-	21.7	6.2	
SHAREHOLDER'S EQUITY						
Common stock	-		-	-	38.7	
Premium on stock and other capital contributions	1,488.2		1,488.2	223.5	343.0	
Capital stock expense	(7.0)		(7.0)	(10.0)	(0.8)	
Accumulated other comprehensive income	18.3		18.3	-	-	
Retained income	138.7		138.7	367.4	159.6	
Total Shareholder's Equity	1,638.2		1,638.2	580.9	540.5	
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 7,033.1		$ 1,969.3	$ 2,152.4	$ 2,633.5	

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2003
(Millions of Dollars)

	Conectiv Energy Holding Company Consolidated*	Atlantic Southern Properties, Inc.*	Conectiv Communications, Inc. Consolidated (Parent only)*	Conectiv Solutions LLC Consolidated*	Atlantic Generation, Inc. Consolidated*
CURRENT ASSETS					
Cash and cash equivalents					
Restricted cash					
Restricted funds held by Trustee					
Marketable securities					
Accounts receivable, less allowance for uncollectible accounts					
Accounts receivable from associated companies					
Notes receivable from associated companies					
Fuel, materials and supplies—at average cost					
Prepaid expenses and other					
Total Current Assets					
INVESTMENTS AND OTHER ASSETS					
Goodwill					
Regulatory assets					
Investment in consolidated companies					
Investment in financing trust					
Investment in finance leases held in Trust					
Prepaid pension expense					
Other					
Total Investments and Other Assets					
PROPERTY, PLANT AND EQUIPMENT					
Property, plant and equipment					
Accumulated depreciation					
Net Property, Plant and Equipment					
TOTAL ASSETS					
CURRENT LIABILITIES					
Short-term debt					
Debentures issued to financing trust					
Accounts payable and accrued liabilities					
Accounts payable to associated companies					
Notes payable to associated companies					
Capital lease obligations due within one year					
Interest and taxes accrued					
Derivative intruments					
Other					
Total Current Liabilities					
DEFERRED CREDITS					
Regulatory liabilities					
Income taxes					
Investment tax credits					
Other postretirement benefits obligation					
Other					
Total Deferred Credits					
LONG-TERM LIABILITIES					
Long-term debt					
Transition bonds issued by ACE Funding					
Debentures issued to financing trust					
Capital lease obligations					
Total Long-Term Liabilities					
COMMITMENTS AND CONTINGENCIES					
PREFERRED STOCK					
Serial preferred stock					
Redeemable serial preferred stock					
Total Preferred Stock					
SHAREHOLDER'S EQUITY					
Common stock					
Premium on stock and other capital contributions					
Capital stock expense					
Accumulated other comprehensive income					
Retained income					
Total Shareholder's Equity					
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY					

* Filed under request for confidential treatment pursuant to Rule 104 of the Public Utility Holding Company Act of 1935.

DELMARVA POWER & LIGHT COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2003
(Millions of Dollars)

	Delmarva Power & Light Company Consolidated	Eliminations Reclasses & Consolidations	Delmarva Power & Light Company Parent	Delmarva Power Financing I
CURRENT ASSETS				
Cash and cash equivalents	$ 4.9	$ -	$ 4.9	$ -
Marketable securities	-	-	-	-
Accounts receivable, net	163.2	-	163.2	-
Accounts receivable from associated companies	-	-	-	-
Notes receivable from associated companies	-	-	-	-
Fuel, materials and supplies—at average cost	34.2	-	34.2	-
Prepaid expenses and other	14.4	6.8	7.6	-
Total Current Assets	216.7	6.8	209.9	-
INVESTMENTS AND OTHER ASSETS				
Goodwill	48.5	-	48.5	-
Regulatory assets	150.3	150.3	-	-
Investment in consolidated companies	-	(74.3)	2.2	72.1
Investment in financing trust	2.2	2.2	-	-
Prepaid pension expense	195.4	-	195.4	-
Other investments	31.3	10.0	21.3	-
Total Investments and Other Assets	427.7	88.2	267.4	72.1
PROPERTY, PLANT AND EQUIPMENT				
Property, plant and equipment	2,195.0	-	2,195.0	-
Accumulated depreciation	(687.0)	-	(687.0)	-
Net Property, Plant and Equipment	1,508.0	-	1,508.0	-
TOTAL ASSETS	$ 2,152.4	$ 95.0	$ 1,985.3	$ 72.1
CURRENT LIABILITIES				
Short-term debt	$ 174.4	$ -	$ 174.4	$ -
Accounts payable and accrued liabilities	52.7	-	52.7	-
Accounts payable to associated companies	36.9	-	36.9	-
Notes payable to associated companies	-	-	-	-
Current capital lease obligation	0.2	-	0.2	-
Interest and taxes accrued	23.0	-	23.0	-
Derivative instruments	-	-	-	-
Other	56.7	-	56.7	-
Total Current Liabilities	343.9	-	343.9	-
DEFERRED CREDITS				
Regulatory liabilities	219.9	150.3	69.6	
Income taxes	397.3	6.8	390.5	-
Investment tax credits	12.6	-	12.6	-
Other Postretirement benefits obligation	-	-	-	-
Other	60.8	10.0	50.8	-
Total Deferred Credits	690.6	167.1	523.5	-
LONG-TERM LIABILITIES				
Long-term debt	442.7	-	442.7	-
Debentures issued to financing trust	72.2	-	72.2	-
Capital lease obligations	0.4	-	0.4	-
Total Long-Term Liabilities	515.3	-	515.3	-
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST	-	(70.0)	-	70.0
COMMITMENTS AND CONTINGENCIES				
PREFERRED STOCK				
Serial preferred stock	-	-	-	-
Redeemable serial preferred stock	21.7	-	21.7	-
Total Preferred Stock	21.7	-	21.7	-
SHAREHOLDER'S EQUITY				
Common stock	-	(2.1)	-	2.1
Premium on stock and other capital contributions	223.5	-	223.5	-
Capital Stock Expense	(10.0)	-	(10.0)	-
Retained income	367.4	-	367.4	-
Total Shareholder's Equity	580.9	(2.1)	580.9	2.1
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 2,152.4	$ 95.0	$ 1,985.3	$ 72.1

ATLANTIC CITY ELECTRIC COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2003
(Millions of Dollars)

	Atlantic City Electric Company Consolidated	Eliminations Reclasses & Consolidations	Atlantic City Electric Company Parent	Atlantic Capital II	Atlantic City Electric Transition Funding LLC
CURRENT ASSETS					
Cash and cash equivalents	$ 114.1	$ 103.0	$ 11.1	$ -	$ -
Restricted funds held by Trustee	8.3				$ 8.3
Marketable securities	-	-	-	-	-
Accounts receivable, net	167.7	(26.8)	167.7	-	26.8
Accounts receivable from associated companies	-	-	-	-	-
Notes receivable from associated companies	-	-	-	-	-
Fuel, materials and supplies—at average cost	34.3	-	34.3	-	-
Prepaid expenses and other	5.3	-	5.3	-	-
Total Current Assets	329.7	76.2	218.4	-	35.1
INVESTMENTS AND OTHER ASSETS					
Goodwill	-	-	-	-	-
Regulatory assets	1,236.1	121.3	1,114.8	-	-
Investment in consolidated companies	-	(28.7)	3.0	25.7	-
Investment in financing trust	0.7	0.7	-	-	-
Prepaid pension costs	-	-	-	-	-
Other investments	25.5	(539.9)	15.7	-	549.7
Total Investments and Other Assets	1,262.3	(446.6)	1,133.5	25.7	549.7
PROPERTY, PLANT AND EQUIPMENT					
Property, plant and equipment	1,831.6	-	1,831.6	-	-
Accumulated depreciation	(790.1)	-	(790.1)	-	-
Net Property, Plant and Equipment	1,041.5	-	1,041.5	-	-
TOTAL ASSETS	$ 2,633.5	$ (370.4)	$ 2,393.4	$ 25.7	$ 584.8
CURRENT LIABILITIES					
Short-term debt	$ 59.5	$ 103.0	$ (69.4)	$ -	$ 25.9
Debentures issued to financing trust	25.8	25.8	-	-	-
Accounts payable and accrued liabilities	81.9	(26.8)	108.7	-	-
Accounts payable from associated companies	12.6	-	11.2	-	1.4
Notes payable to associated companies	-	-	-	-	-
Current capital lease obligation	-	-	-	-	-
Interest and taxes accrued	38.5	-	34.5	-	4.0
Derivative instruments	-	-	-	-	-
Other	50.3	-	50.3	-	-
Total Current Liabilities	268.6	102.0	135.3	-	31.3
DEFERRED CREDITS					
Regulatory liablities	121.2	121.2	-	-	-
Income taxes	514.7	-	514.7	-	-
Investment tax credits	24.4	-	24.4	-	-
Pension benefit obligation	37.1	-	37.1	-	-
Other postretirement benefits obligation	43.6	43.6	-	-	-
Other	28.4	(583.5)	611.9	-	-
Total Deferred Credits	769.4	(418.7)	1,188.1	-	-
LONG-TERM LIABILITIES					
Long-term debt	497.5	(551.3)	497.5	-	551.3
Transition bonds issued by ACE Funding	551.3	551.3	-	-	-
Advances from associated companies	-	(25.8)	25.8	-	-
Capital lease obligations	-	-	-	-	-
Total Long-Term Liabilities	1,048.8	(25.8)	523.3	-	551.3
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST	-	(25.0)	-	25.0	-
COMMITMENTS AND CONTINGENCIES					
PREFERRED STOCK					
Serial preferred stock	-	-	-	-	-
Redeemable serial preferred stock	6.2	-	6.2	-	-
Total Preferred Stock	6.2	-	6.2	-	-
SHAREHOLDER'S EQUITY					
Common stock	38.7	(0.7)	38.7	0.7	-
Premium on stock and other capital contributions	343.0	(2.2)	343.0	-	2.2
Capital stock expense	(0.8)	-	(0.8)	-	-
Retained income	159.6	-	159.6	-	-
Total Shareholder's Equity	540.5	(2.9)	540.5	0.7	2.2
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 2,633.5	$ (370.4)	$ 2,393.4	$ 25.7	$ 584.8

CONECTIV PROPERTIES AND INVESTMENTS, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2003
(Millions of Dollars)

	Conectiv Properties and Investments, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Properties and Investments, Inc. Parent*	DCI II, Inc.*	DCTC- Burney, Inc.*
CURRENT ASSETS					
Cash and cash equivalents					
Marketable securities					
Accounts receivable, net					
Accounts receivable from associated companies					
Notes receivable from associated companies					
Fuel, materials and supplies—at average cost					
Prepaid expenses and other					
Total Current Assets					
INVESTMENTS AND OTHER ASSETS					
Goodwill					
Regulatory assets					
Investment in consolidated companies					
Prepaid pension expense					
Other investments					
Total Investments and Other Assets					
PROPERTY, PLANT AND EQUIPMENT					
Property, plant and equipment					
Accumulated depreciation					
Net Property, Plant and Equipment					
TOTAL ASSETS					
CURRENT LIABILITIES					
Short-term debt					
Accounts payable and accrued liabilities					
Accounts payable to associated companies					
Notes payable to associated companies					
Current capital lease obligation					
Interest and Taxes accrued					
Derivative instruments					
Other					
Total Current Liabilities					
DEFERRED CREDITS					
Income taxes					
Investment tax credits					
Other postretirement benefits obligation					
Other					
Total Deferred Credits					
LONG-TERM LIABILITIES					
Long-term debt					
Advances from associated companies					
Capital lease obligations					
Total Long-Term Liabilities					
COMMITMENTS AND CONTINGENCIES					
PREFERRED STOCK					
Serial preferred stock					
Redeemable serial preferred stock					
Total Preferred Stock					
SHAREHOLDER'S EQUITY					
Common stock					
Premium on stock and other capital contributions					
Capital stock expense					
Retained income					
Total Shareholder's Equity					
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV ENERGY HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2003
(Millions of Dollars)

	Conectiv Energy Holding Company Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Energy Holding Company Parent*	Conectiv Energy Supply, Inc. Consolidated*	Conectiv Delmarva Generation, Inc. Consolidated*	ACE REIT, Inc. Consolidated*	Delaware Operating Services Company*	PHI Operating Services Company*
CURRENT ASSETS								
Cash and cash equivalents								
Restricted cash								
Marketable securities								
Accounts receivable, net								
Accounts receivable from associated companies								
Fuel, materials and supplies—at average cost								
Prepaid expenses and other								
Total Current Assets								
INVESTMENTS AND OTHER ASSETS								
Goodwill								
Regulatory assets								
Investments in consolidated companies								
Prepaid pension expense								
Other investments								
Total Investments and Other Assets								
PROPERTY, PLANT AND EQUIPMENT								
Property, plant and equipment								
Accumulated depreciation								
Net Property Plant and Equipment								
TOTAL ASSETS								
CURRENT LIABILITIES								
Short-term debt								
Accounts payable and accrued liabilities								
Accounts payable to associated companies								
Notes payable to associated companies								
Current capital lease obligation								
Interest and taxes accrued								
Derivative instruments								
Other								
Total Current Liabilities								
DEFERRED CREDITS								
Income taxes								
Investment tax credits								
Other postretirement benefits obligation								
Other								
Total Deferred Credits								
LONG-TERM LIABILITIES								
Long-term debt								
Capital lease obligations								
Total Long-Term Liabilities								
COMMITMENTS AND CONTINGENCIES								
PREFERRED STOCK								
Serial preferred stock								
Redeemable serial preferred stock								
Total Preferred Stock								
SHAREHOLDER'S EQUITY								
Common stock								
Premium on stock and other capital contributions								
Capital stock expense								
Accumulated other comprehensive income (loss)								
Retained income (deficit)								
Total Shareholder's Equity								
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY								

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV ENERGY SUPPLY, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2003
(Millions of Dollars)

	Conectiv Energy Supply, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Energy Supply, Inc. Parent*	Conectiv Operating Services Company*	Conectiv Mid-Merit, Inc.*	Conectiv Mid Merit, LLC*
CURRENT ASSETS						
Cash and cash equivalents						
Restricted cash						
Marketable securities						
Accounts receivable, net						
Accounts receivable from associated companies						
Fuel, materials and supplies—at average cost						
Prepaid expenses and other						
Total Current Assets						
INVESTMENTS AND OTHER ASSETS						
Goodwill						
Regulatory assets						
Investments in consolidated companies						
Prepaid pension expense						
Other investments						
Total Investments and Other Assets						
PROPERTY, PLANT AND EQUIPMENT						
Property, plant and equipment						
Accumulated depreciation						
Net Property Plant and Equipment						
TOTAL ASSETS						
CURRENT LIABILITIES						
Short-term debt						
Accounts payable and accrued liabilities						
Accounts payable to associated companies						
Notes payable to associated companies						
Current capital lease obligation						
Interest and taxes accrued						
Derivative instruments						
Other						
Total Current Liabilities						
DEFERRED CREDITS						
Income taxes						
Investment tax credits						
Other postretirement benefits obligation						
Other						
Total Deferred Credits						
LONG-TERM LIABILITIES						
Long-term debt						
Capital lease obligations						
Total Long-Term Liabilities						
COMMITMENTS AND CONTINGENCIES						
PREFERRED STOCK						
Serial preferred stock						
Redeemable serial preferred stock						
Total Preferred Stock						
SHAREHOLDER'S EQUITY						
Common stock						
Premium on stock and other capital contributions						
Capital stock expense						
Accumulated other comprehensive income (loss)						
Retained income (deficit)						
Total Shareholder's Equity						
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV DELMARVA GENERATION, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2003
(Millions of Dollars)

	Conectiv Delmarva Generation, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Delmarva Generation, Inc. Parent*	Conectiv Pennsylvania Generation, Inc.*	Conectiv Pennsylvania Generation, LLC*
CURRENT ASSETS					
Cash and cash equivalents					
Restricted cash					
Marketable securities					
Accounts receivable, net					
Accounts receivable from associated companies					
Fuel, materials and supplies—at average cost					
Prepaid expenses and other					
Total Current Assets					
INVESTMENTS AND OTHER ASSETS					
Goodwill					
Regulatory assets					
Investments in consolidated companies					
Prepaid pension expense					
Other investments					
Total Investments and Other Assets					
PROPERTY, PLANT AND EQUIPMENT					
Property, plant and equipment					
Accumulated depreciation					
Net Property Plant and Equipment					
TOTAL ASSETS					
CURRENT LIABILITIES					
Short-term debt					
Accounts payable and accrued liabilities					
Accounts payable to associated companies					
Notes payable to associated companies					
Current capital lease obligation					
Interest and taxes accrued					
Derivative instruments					
Other					
Total Current Liabilities					
DEFERRED CREDITS					
Income taxes					
Investment tax credits					
Other postretirement benefits obligation					
Other					
Total Deferred Credits					
LONG-TERM LIABILITIES					
Long-term debt					
Capital lease obligations					
Total Long-Term Liabilities					
COMMITMENTS AND CONTINGENCIES					
PREFERRED STOCK					
Serial preferred stock					
Redeemable serial preferred stock					
Total Preferred Stock					
SHAREHOLDER'S EQUITY					
Common stock					
Premium on stock and other capital contributions					
Capital stock expense					
Accumulated other comprehensive income (loss)					
Retained income (deficit)					
Total Shareholder's Equity					
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

ACE REIT, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2003
(Millions of Dollars)

	ACE REIT, Inc. Consolidated*	Eliminations Reclasses & Consolidations	ACE REIT, Inc. Parent*	Conectiv Atlantic Generation, L.L.C.*	Conectiv Bethlehem, LLC*
CURRENT ASSETS					
Cash and cash equivalents					
Restricted cash					
Marketable securities					
Accounts receivable, net					
Accounts receivable from associated companies					
Fuel, materials and supplies—at average cost					
Prepaid expenses and other					
Total Current Assets					
INVESTMENTS AND OTHER ASSETS					
Goodwill					
Regulatory assets					
Investments in consolidated companies					
Prepaid pension expense					
Other investments					
Total Investments and Other Assets					
PROPERTY, PLANT AND EQUIPMENT					
Property, plant and equipment					
Accumulated depreciation					
Net Property Plant and Equipment					
TOTAL ASSETS					
CURRENT LIABILITIES					
Short-term debt					
Accounts payable and accrued liabilities					
Accounts payable to associated companies					
Notes payable to associated companies					
Current capital lease obligation					
Interest and taxes accrued					
Derivative instruments					
Other					
Total Current Liabilities					
DEFERRED CREDITS					
Income taxes					
Investment tax credits					
Other postretirement benefits obligation					
Other					
Total Deferred Credits					
LONG-TERM LIABILITIES					
Long-term debt					
Capital lease obligations					
Total Long-Term Liabilities					
COMMITMENTS AND CONTINGENCIES					
PREFERRED STOCK					
Serial preferred stock					
Redeemable serial preferred stock					
Total Preferred Stock					
SHAREHOLDER'S EQUITY					
Common stock					
Premium on stock and other capital contributions					
Capital stock expense					
Accumulated other comprehensive income (loss)					
Retained income					
Total Shareholder's Equity					
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV SOLUTIONS LLC AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2003
(Millions of Dollars)

	Conectiv Solutions LLC Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Solutions LLC Parent*	ATE Investment, Inc. Consolidated*	Eliminations Reclasses & Consolidations	ATE Investment, Inc. Parent*
CURRENT ASSETS						
Cash and cash equivalents						
Marketable securities						
Accounts receivable, net						
Accounts receivable from associated companies						
Notes receivable						
Fuel, materials and supplies—at average cost						
Prepaid expenses and other						
Total Current Assets						
INVESTMENTS AND OTHER ASSETS						
Goodwill						
Regulatory assets						
Investments in consolidated companies						
Prepaid pension expense						
Other investments						
Total Investments and Other Assets						
PROPERTY, PLANT AND EQUIPMENT						
Property, plant and equipment						
Accumulated depreciation						
Net Property Plant and Equipment						
TOTAL ASSETS						
CURRENT LIABILITIES						
Short-term debt						
Accounts payable and accrued liabilities						
Accounts payable to associated companies						
Notes payable to associated companies						
Current capital lease obligation						
Interest and taxes accrued						
Derivative instruments						
Other						
Total Current Liabilities						
DEFERRED CREDITS						
Income taxes						
Investment tax credits						
Other postretirement benefits obligation						
Other						
Total Deferred Credits						
LONG-TERM LIABILITIES						
Long-term debt						
Capital lease obligations						
Total Long-Term Liabilities						
COMMITMENTS AND CONTINGENCIES						
PREFERRED STOCK						
Serial preferred stock						
Redeemable serial preferred stock						
Total Preferred Stock						
SHAREHOLDER'S EQUITY						
Common stock						
Premium on stock and other capital contributions						
Capital stock expense						
Accumulated other comprehensive loss						
Retained income (deficit)						
Total Shareholder's Equity						
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV SOLUTIONS LLC AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2003
(Millions of Dollars)

	King Street Assurance Ltd*	Conectiv Services, Inc. Consolidated*
CURRENT ASSETS		
Cash and cash equivalents		
Marketable securities		
Accounts receivable, net		
Accounts receivable from associated companies		
Notes receivable		
Fuel, materials and supplies—at average cost		
Prepaid expenses and other		
Total Current Assets		
INVESTMENTS AND OTHER ASSETS		
Goodwill		
Regulatory assets		
Investments in consolidated companies		
Prepaid pension expense		
Other investments		
Total Investments and Other Assets		
PROPERTY, PLANT AND EQUIPMENT		
Property, plant and equipment		
Accumulated depreciation		
Net Property Plant and Equipment		
TOTAL ASSETS		
CURRENT LIABILITIES		
Short-term debt		
Accounts payable and accrued liabilities		
Accounts payable to associated companies		
Notes payable to associated companies		
Current capital lease obligation		
Interest and taxes accrued		
Derivative instruments		
Other		
Total Current Liabilities		
DEFERRED CREDITS		
Income taxes		
Investment tax credits		
Other postretirement benefits obligation		
Other		
Total Deferred Credits		
LONG-TERM LIABILITIES		
Long-term debt		
Capital lease obligations		
Total Long-Term Liabilities		
COMMITMENTS AND CONTINGENCIES		
PREFERRED STOCK		
Serial preferred stock		
Redeemable serial preferred stock		
Total Preferred Stock		
SHAREHOLDER'S EQUITY		
Common stock		
Premium on stock and other capital contributions		
Capital stock expense		
Accumulated other comprehensive loss		
Retained income (deficit)		
Total Shareholder's Equity		
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2003
(Millions of Dollars)

	Conectiv Services, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Services, Inc. Parent*	Conectiv Plumbing, L.L.C.*	Conectiv Thermal Systems, Inc. Consolidated*
CURRENT ASSETS					
Cash and cash equivalents					
Marketable securities					
Accounts receivable, net					
Accounts receivable from associated companies					
Notes receivable					
Fuel, materials and supplies—at average cost					
Prepaid expenses and other					
Total Current Assets					
INVESTMENTS AND OTHER ASSETS					
Goodwill					
Regulatory assets					
Investments in consolidated companies					
Prepaid pension expense					
Other investments					
Total Investments and Other Assets					
PROPERTY, PLANT AND EQUIPMENT					
Property, plant and equipment					
Accumulated depreciation					
Net Property Plant and Equipment					
TOTAL ASSETS					
CURRENT LIABILITIES					
Short-term debt					
Accounts payable and accrued liabilities					
Accounts payable to associated companies					
Notes payable to associated companies					
Current capital lease obligation					
Interest and taxes accrued					
Derivative instruments					
Other					
Total Current Liabilities					
DEFERRED CREDITS					
Income taxes					
Investment tax credits					
Other postretirement benefits obligation					
Other					
Total Deferred Credits					
LONG-TERM LIABILITIES					
Long-term debt					
Capital lease obligations					
Total Long-Term Liabilities					
COMMITMENTS AND CONTINGENCIES					
PREFERRED STOCK					
Serial preferred stock					
Redeemable serial preferred stock					
Total Preferred Stock					
SHAREHOLDER'S EQUITY					
Common stock					
Premium on stock and other capital contributions					
Capital stock expense					
Retained deficit					
Total Shareholder's Equity					
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV THERMAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2003
(Millions of Dollars)

	Conectiv Thermal Systems, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Thermal Systems, Inc. Parent*	ATS Operating Services, Inc.*	AtlanticJersey Thermal Systems, Inc.*	Thermal Energy Limited Partnership*
CURRENT ASSETS						
Cash and cash equivalents						
Marketable securities						
Accounts receivable, net						
Accounts receivable from associated companies						
Notes receivable						
Fuel, materials and supplies—at average cost						
Prepaid expenses and other						
Total Current Assets						
INVESTMENTS AND OTHER ASSETS						
Goodwill						
Regulatory assets						
Investments in consolidated companies						
Prepaid pension expense						
Other investments						
Total Investments and Other Assets						
PROPERTY, PLANT AND EQUIPMENT						
Property, plant and equipment						
Accumulated depreciation						
Net Property Plant and Equipment						
TOTAL ASSETS						
CURRENT LIABILITIES						
Short-term debt						
Accounts payable and accrued liabilities						
Accounts payable to associated companies						
Notes payable to associated companies						
Current capital lease obligation						
Interest and taxes accrued						
Derivative instruments						
Other						
Total Current Liabilities						
DEFERRED CREDITS						
Income taxes						
Investment tax credits						
Other postretirement benefits obligation						
Other						
Total Deferred Credits						
LONG-TERM LIABILITIES						
Long-term debt						
Capital lease obligations						
Total Long-Term Liabilities						
COMMITMENTS AND CONTINGENCIES						
PREFERRED STOCK						
Serial preferred stock						
Redeemable serial preferred stock						
Total Preferred Stock						
SHAREHOLDER'S EQUITY						
Common stock						
Premium on stock and other capital contributions						
Capital stock expense						
Retained deficit						
Total Shareholder's Equity						
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

ATLANTIC GENERATION, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2003
(Millions of Dollars)

	Atlantic Generation Inc. Consolidated*	Eliminations Reclasses & Consolidations	Atlantic Generation Inc. Parent*	Vineland Ltd., Inc.*	Vineland General, Inc.*	Binghampton Limited, Inc.*	Binghampton General, Inc.*	Pedrick Gen., Inc.*
CURRENT ASSETS								
Cash and cash equivalents								
Marketable securities								
Accounts receivable, net								
Accounts receivable from associated companies								
Notes receivable								
Fuel, materials and supplies—at average cost								
Prepaid expenses and other								
Total Current Assets								
INVESTMENTS AND OTHER ASSETS								
Goodwill								
Regulatory assets								
Investments in consolidated companies								
Prepaid pension expense								
Other investments								
Total Investments and Other Assets								
PROPERTY, PLANT AND EQUIPMENT								
Property, plant and equipment								
Accumulated depreciation								
Net Property Plant and Equipment								
TOTAL ASSETS								
CURRENT LIABILITIES								
Short-term debt								
Accounts payable and accrued liabilities								
Accounts payable to associated companies								
Notes payable to associated companies								
Current capital lease obligation								
Interest and taxes accrued								
Derivative instruments								
Other								
Total Current Liabilities								
DEFERRED CREDITS								
Income taxes								
Investment tax credits								
Other postretirement benefits obligation								
Other								
Total Deferred Credits								
LONG-TERM LIABILITIES								
Long-term debt								
Capital lease obligations								
Total Long-Term Liabilities								
COMMITMENTS AND CONTINGENCIES								
PREFERRED STOCK								
Serial preferred stock								
Redeemable serial preferred stock								
Total Preferred Stock								
SHAREHOLDER'S EQUITY								
Common stock								
Premium on stock and other capital contributions								
Capital stock expense								
Retained deficit								
Total Shareholder's Equity								
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY								

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of Dollars)

	Total Pepco Holdings, Inc.	Eliminations Reclasses & Consolidations	Pepco Holdings, Inc. Parent	Potomac Electric Power Company Consolidated	Conectiv Consolidated
OPERATING ACTIVITIES					
Net income (loss)	$ 113.5		$ 113.5	$ 104.6	$ 6.7
Adjustments to reconcile net income (loss) to net cash from (used by) operating activities:					
Depreciation and amortization	422.1		5.9	160.0	232.4
Equity in loss (earnings) of subsidiaries	-		(174.6)	-	-
Gain on sale of building	(68.8)		-	-	-
Undistributed (gains) losses from affiliates	8.4		-	-	-
Net loss on derivative contracts	45.6		-	-	-
Extraordinary item	(10.0)		-	-	(10.0)
Rents received from leveraged leases under income earned	(72.4)		-	-	
Impairment losses	166.9		-	-	140.8
Cumulative effect of change in accounting principle	-		-	-	(12.1)
Deferred income taxes	-		(27.8)		90.2
Changes in:					
Accounts receivable	-		0.9	134.9	27.8
Regulatory assets and liabilities	(86.0)		-	(48.5)	-
Prepaid expenses	(23.3)		-	(15.7)	-
Other deferred charges	45.9		11.0	(9.5)	(7.3)
Derivative and energy trading contracts	(21.6)		-	-	-
Prepaid pension costs	(17.3)		-	(14.6)	-
Materials and supplies	(18.0)		-	-	(17.1)
Accounts payable and accrued payroll	(65.4)		(7.2)	(15.7)	2.9
Interest and taxes accrued, including Federal income tax refunc	241.8		18.5	30.4	46.6
Net other operating activities	-		3.9	-	17.3
Net Cash From (Used By) Operating Activities	661.4		(55.9)	325.9	518.2
INVESTING ACTIVITIES					
Net investment in property, plant and equipment	(598.2)		(2.2)	(197.5)	(385.3)
Proceeds from/changes in:					
Sale of office building and other properties	159.2		-	-	2.1
Proceeds from combustion turbine contract cancellation	52.0		-	-	-
Proceeds from sale of marketable securities	717.3		-	-	-
Purchase of marketable securities	(564.3)		-	-	-
Purchases of other investments	(11.0)		-	-	(8.9)
Net other investing activities	12.5		-	-	15.2
Net Cash (Used By) From Investing Activities	(232.5)		(2.2)	(197.5)	(376.9)
FINANCING ACTIVITIES					
Dividends paid on preferred stock	(4.6)		-	(3.3)	(1.3)
Dividends paid on common stock	(170.7)		(170.6)	-	-
Dividends paid to Pepco Holdings	-		170.5	(64.9)	(90.5)
Common stock issued to the Dividend Reinvestment Plan	31.2		31.2		-
Redemption of Trust Preferred Stock	(195.0)		-	(125.0)	(70.0)
Redemption of preferred stock	(2.5)		-	(2.5)	-
Issuance of common stock	1.6		1.6	-	-
Issuances of long-term debt	1,093.7		500.0	199.3	185.2
Redemption of long-term debt	(692.2)		-	(205.0)	(346.0)
Notes payable to (receivable from) associated companies	-		(448.6)	-	267.8
Repayments of short-term debt, net of issuances	(452.7)		35.8	67.5	(51.8)
Cost of issuances and financings	(14.6)		(7.9)	-	(6.2)
Net other financing activities	(5.3)		(1.2)	(5.9)	(0.2)
Net Cash (Used By) From Financing Activities	(411.1)		110.8	(139.8)	(113.0)
Cash received from business acquisition	-		-	-	-
Net Increase (Decrease) In Cash and Cash Equivalents	17.8		52.7	(11.4)	28.3
Cash and Cash Equivalents at Beginning of Period	82.5		5.6	18.2	50.5
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 100.3		$ 58.3	$ 6.8	$ 78.8

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of Dollars)

	Pepco Energy Services, Inc. Consolidated*	Potomac Capital Investment Corporation Consolidated*	Pepco Communications, Inc. Consolidated*	PHI Service Company
OPERATING ACTIVITIES				
Net income (loss)				$ (0.3)
Adjustments to reconcile net income (loss) to net cash from (used by) operating activities:				
Depreciation and amortization				13.1
Equity in loss (earnings) of subsidiaries				-
Gain on sale of building				-
Undistributed (gains) losses from affiliates				-
Net loss on derivative contracts				-
Extraordinary item				-
Rents received from leveraged leases under income earned				-
Impairment losses				-
Cumulative effect of change in accounting principle				-
Deferred income taxes				
Changes in:				
Accounts receivable				1.0
Regulatory assets and liabilities				-
Prepaid expenses				(2.3)
Other deferred charges				3.7
Derivative and energy trading contracts				-
Prepaid pension costs				(30.4)
Materials and supplies				-
Accounts payable and accrued payroll				22.0
Interest and taxes accrued, including Federal income tax refunc				(4.2)
Net other operating activities				-
Net Cash From (Used By) Operating Activities				2.6
INVESTING ACTIVITIES				
Net investment in property, plant and equipment				0.2
Proceeds from/changes in:				
Sale of office building and other properties				-
Proceeds from combustion turbine contract cancellation				-
Proceeds from sale of marketable securities				-
Purchase of marketable securities				-
Purchases of other investments				-
Net other investing activities				-
Net Cash (Used By) From Investing Activities				0.2
FINANCING ACTIVITIES				
Dividends paid on preferred stock				-
Dividends paid on common stock				-
Dividends paid to Pepco Holdings				-
Common stock issued to the Dividend Reinvestment Plan				-
Redemption of Trust Preferred Stock				-
Redemption of preferred stock				-
Issuance of common stock				-
Issuances of long-term debt				-
Redemption of long-term debt				-
Notes payable to (receivable from) associated companies				(15.5)
Repayments of short-term debt, net of issuances				12.8
Cost of issuances and financings				-
Net other financing activities				-
Net Cash (Used By) From Financing Activities				(2.7)
Cash received from business acquisition				-
Net Increase (Decrease) In Cash and Cash Equivalents				0.1
Cash and Cash Equivalents at Beginning of Period				1.3
CASH AND CASH EQUIVALENTS AT END OF PERIOD				$ 1.4

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC ELECTRIC POWER COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of dollars)

	Potomac Electric Power Company Consolidated	Eliminations Reclasses & Consolidations	Potomac Electric Power Company Parent	Edison Capital Reserves Corporation*
OPERATING ACTIVITIES				
Net income	$ 104.6		$ 104.6	
Adjustments to reconcile net income to net cash from operating activities:				
Depreciation and amortization	160.0		160.0	
Net income from subsidiaries			(1.6)	
Changes in:				
Accounts receivable	(6.7)		(6.7)	
Proceeds received on accounts receivable due from affiliate	31.2		31.2	
Proceeds received on note receivable from affiliate	110.4		110.7	
Regulatory assets and liabilities	(48.5)		(48.5)	
Prepaid expenses	(15.7)		(15.7)	
Accounts payable and accrued liabilities	(15.7)		(15.7)	
Interest and taxes accrued	30.4		30.4	
Prepaid pension costs	(14.6)		(14.6)	
Deferred charges and other	(9.5)		(9.5)	
Net Cash From Operating Activities	325.9		324.6	
INVESTING ACTIVITIES				
Net investment in property, plant and equipment	(197.5)		(197.5)	
Net Cash (Used By) From Investing Activities	(197.5)		(197.5)	
FINANCING ACTIVITIES				
Dividends paid to Pepco Holdings	(64.9)		(64.9)	
Dividends paid on Pepco preferred stock	(3.3)		(3.3)	
Redemption of preferred stock	(2.5)		(2.5)	
Redemption of mandatorily redeemable preferred securities of subsidiary trust which holds solely parent junior subordinated debentures	(125.0)		(125.0)	
Dividends received - Edison Capital	-		5.8	
Edison return of capital	-		0.3	
Issuances of long-term debt	199.3		199.3	
Reacquisitions of long-term debt	(205.0)		(205.0)	
Issuances of short-term debt, net of repayments	67.5		67.5	
Net other financing activities	(5.9)		(5.9)	
Net Cash Used By Financing Activities	(139.8)		(133.7)	
Net Decrease In Cash and Cash Equivalents	(11.4)		(6.6)	
Cash and Cash Equivalents at Beginning of Period	18.2		13.4	
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 6.8		$ 6.8	

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO ENERGY SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of dollars)

	Pepco Energy Services, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Pepco Energy Services, Inc. Parent*	PES Home Services of VA*	Distributed Generation Partners, LLC*	Pepco Government Services LLC*
OPERATING ACTIVITIES						
Net (loss) income						
Adjustments to reconcile net (loss) income to net cash (used by) from operating activities:						
Depreciation and amortization						
Allowance for uncollectibles						
Gain on business acquisition						
Undistributed earnings of equity investments						
Changes in:						
Accounts receivable						
Accrued receivables						
Other receivables						
Inventory						
Assets from price risk management activities						
Other current assets						
Notes receivable						
Accounts payable						
Accrued expenses payable						
Liabilities from price risk management activities						
Income tax payable						
Deferred taxes						
Other current liabilities						
Other noncurrent assets						
Other noncurrent liabilities						
Net Cash (Used By) From Operating Activities						
INVESTING ACTIVITIES						
Net investment in property, plant and equipment						
Proceeds from/changes in:						
Payments for business acquisitions						
Purchases of equity investments						
Distributions from equity investments						
Net Cash (Used By) From Investing Activities						
FINANCING ACTIVITIES						
Notes payable						
Capital contribution						
Repayment of financing under capital leases						
Assignment and security obligation						
Net Cash From (Used By) Financing Activities						
Cash received from business acquisition						
Net Increase In Cash and Cash Equivalents						
Cash and Cash Equivalents at Beginning of Period						
CASH AND CASH EQUIVALENTS AT END OF PERIOD						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO ENERGY SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of dollars)

	Fauquier Landfill Gas, LLC*	Rolling Hills Landfill Gas, LLC*	Pepco Enterprises, Inc.*	Potomac Power Resources, LLC*	Pepco Building Services, Inc. Consolidated*
OPERATING ACTIVITIES					
Net (loss) income					
Adjustments to reconcile net (loss) income to net cash (used by) from operating activities:					
Depreciation and amortization					
Allowance for uncollectibles					
Gain on business acquisition					
Undistributed earnings of equity investments					
Changes in:					
Accounts receivable					
Accrued receivables					
Other receivables					
Inventory					
Assets from price risk management activities					
Other current assets					
Notes receivable					
Accounts payable					
Accrued expenses payable					
Liabilities from price risk management activities					
Income tax payable					
Deferred taxes					
Other current liabilities					
Other noncurrent assets					
Other noncurrent liabilities					
Net Cash (Used By) From Operating Activities					
INVESTING ACTIVITIES					
Net investment in property, plant and equipment					
Proceeds from/changes in:					
Payments for business acquisitions					
Purchases of equity investments					
Distributions from equity investments					
Net Cash (Used By) From Investing Activities					
FINANCING ACTIVITIES					
Notes payable					
Capital contribution					
Repayment of financing under capital leases					
Assignment and security obligation					
Net Cash From (Used By) Financing Activities					
Cash received from business acquisition					
Net Increase In Cash and Cash Equivalents					
Cash and Cash Equivalents at Beginning of Period					
CASH AND CASH EQUIVALENTS AT END OF PERIOD					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO BUILDING SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of dollars)

	Pepco Building Services, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Pepco Building Services, Inc. Parent*	MET Electrical Testing Company, Inc.*	Substation Testing Company, Inc.*
OPERATING ACTIVITIES					
Net income (loss)					
Adjustments to reconcile net income (loss) to net cash from (used by) operating activities:					
Depreciation and amortization					
Allowance for uncollectibles					
Gain on business acquisition					
Undistributed earnings of equity investments					
Changes in:					
Accounts receivable					
Accrued receivables					
Other receivables					
Inventory					
Assets from price risk management activities					
Other current assets					
Notes receivable					
Accounts payable					
Accrued expenses payable					
Liabilities from price risk management activities					
Income tax payable					
Deferred taxes					
Other current liabilities					
Other noncurrent assets					
Other noncurrent liabilities					
Net Cash (Used By) From Operating Activities					
INVESTING ACTIVITIES					
Net investment in property, plant and equipment					
Proceeds from/changes in:					
Payments for business acquisitions					
Purchases of equity investments					
Distributions from equity investments					
Net Cash (Used By) From Investing Activities					
FINANCING ACTIVITIES					
Notes payable					
Capital contribution					
Repayment of financing under capital leases					
Assignment and security obligation					
Net Cash (Used By) From Financing Activities					
Cash received from business acquisition					
Net Increase (Decrease) In Cash and Cash Equivalents					
Cash and Cash Equivalents at Beginning of Period					
CASH AND CASH EQUIVALENTS AT END OF PERIOD					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO BUILDING SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of dollars)

	Seaboard Mechanical Services, Inc.*	Engineered Services, Inc.*	Unitemp, Inc.*	G&L Mechanical Services, Inc.*	W.A. Chester, LLC*
OPERATING ACTIVITIES					
Net income (loss)					
Adjustments to reconcile net income (loss) to net cash from (used by) operating activities:					
Depreciation and amortization					
Allowance for uncollectibles					
Gain on business acquisition					
Undistributed earnings of equity investments					
Changes in:					
Accounts receivable					
Accrued receivables					
Other receivables					
Inventory					
Assets from price risk management activities					
Other current assets					
Notes receivable					
Accounts payable					
Accrued expenses payable					
Liabilities from price risk management activities					
Income tax payable					
Deferred taxes					
Other current liabilities					
Other noncurrent assets					
Other noncurrent liabilities					
Net Cash (Used By) From Operating Activities					
INVESTING ACTIVITIES					
Net investment in property, plant and equipment					
Proceeds from/changes in:					
Payments for business acquisitions					
Purchases of equity investments					
Distributions from equity investments					
Net Cash (Used By) From Investing Activities					
FINANCING ACTIVITIES					
Notes payable					
Capital contribution					
Repayment of financing under capital leases					
Assignment and security obligation					
Net Cash (Used By) From Financing Activities					
Cash received from business acquisition					
Net Increase (Decrease) In Cash and Cash Equivalents					
Cash and Cash Equivalents at Beginning of Period					
CASH AND CASH EQUIVALENTS AT END OF PERIOD					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO BUILDING SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of dollars)

	Pepco Enterprises, Inc.*	Severn Construction Services, LLC*
OPERATING ACTIVITIES		
Net income (loss)		
Adjustments to reconcile net income (loss) to net cash from (used by) operating activities:		
Depreciation and amortization		
Allowance for uncollectibles		
Gain on business acquisition		
Undistributed earnings of equity investments		
Changes in:		
Accounts receivable		
Accrued receivables		
Other receivables		
Inventory		
Assets from price risk management activities		
Other current assets		
Notes receivable		
Accounts payable		
Accrued expenses payable		
Liabilities from price risk management activities		
Income tax payable		
Deferred taxes		
Other current liabilities		
Other noncurrent assets		
Other noncurrent liabilities		
Net Cash (Used By) From Operating Activities		
INVESTING ACTIVITIES		
Net investment in property, plant and equipment		
Proceeds from/changes in:		
Payments for business acquisitions		
Purchases of equity investments		
Distributions from equity investments		
Net Cash (Used By) From Investing Activities		
FINANCING ACTIVITIES		
Notes payable		
Capital contribution		
Repayment of financing under capital leases		
Assignment and security obligation		
Net Cash (Used By) From Financing Activities		
Cash received from business acquisition		
Net Increase (Decrease) In Cash and Cash Equivalents		
Cash and Cash Equivalents at Beginning of Period		
CASH AND CASH EQUIVALENTS AT END OF PERIOD		

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC CAPITAL INVESTMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of dollars)

	Potomac Capital Investment Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potomac Capital Investment Corporation Parent*	PCI Energy Corporation*	PCI-BT Investing LLC*	Edison Place LLC*
OPERATING ACTIVITIES						
Net income (loss)						
Adjustments to reconcile net income (loss) to net cash from (used by) operating activities:						
Depreciation and amortization						
Gain on sale of assets						
Undistributed (gains) loss from affiliates						
Deferred income taxes						
Impairment losses						
Changes in:						
Accounts receivable						
Regulatory assets and liabilities						
Prepaid expenses						
Accounts payable and accrued liabilities						
Interest and taxes accrued, including Federal income tax refund						
Net other operating activities						
Net Cash From (Used By) Operating Activities						
INVESTING ACTIVITIES						
Net investment in property, plant and equipment						
Proceeds from/changes in:						
Sale of Edison Place						
Purchase of partnership interest, net						
Sales of marketable securities, net of purchases						
Purchases of other investments						
Net other investing activities						
Net Cash From (Used By) Investing Activities						
FINANCING ACTIVITIES						
Dividends paid on preferred stock						
Dividends paid on common stock						
Common stock issued to the Dividend Reinvestment Plan						
Redemption of Trust Preferred Stock						
Redemption of preferred stock						
Issuance of common stock						
Issuances of long-term debt						
Redemption of long-term debt						
Repayments of short-term debt, net of issuances						
Cost of issuances and financings						
Net other financing activities						
Net Cash (Used By) From Financing Activities						
Net (Decrease) Increase In Cash and Cash Equivalents						
Cash and Cash Equivalents at Beginning of Period						
CASH AND CASH EQUIVALENTS AT END OF PERIOD						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC CAPITAL INVESTMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of dollars)

	Potomac Nevada Investment, Inc.*	PCI Netherlands Corp.*	PCI Queensland Corp.*	Potomac Capital Markets Corp.*	Potomac Aircraft Leasing Corp.*	Potomac Harmans Corp.*	Harmans Building Associates*
OPERATING ACTIVITIES							
Net income (loss)							
Adjustments to reconcile net income (loss) to net cash from (used by) operating activities:							
Depreciation and amortization							
Gain on sale of assets							
Undistributed (gains) loss from affiliates							
Deferred income taxes							
Impairment losses							
Changes in:							
Accounts receivable							
Regulatory assets and liabilities							
Prepaid expenses							
Accounts payable and accrued liabilities							
Interest and taxes accrued, including Federal income tax refund							
Net other operating activities							
Net Cash From (Used By) Operating Activities							
INVESTING ACTIVITIES							
Net investment in property, plant and equipment							
Proceeds from/changes in:							
Sale of Edison Place							
Purchase of partnership interest, net							
Sales of marketable securities, net of purchases							
Purchases of other investments							
Net other investing activities							
Net Cash From (Used By) Investing Activities							
FINANCING ACTIVITIES							
Dividends paid on preferred stock							
Dividends paid on common stock							
Common stock issued to the Dividend Reinvestment Plan							
Redemption of Trust Preferred Stock							
Redemption of preferred stock							
Issuance of common stock							
Issuances of long-term debt							
Redemption of long-term debt							
Repayments of short-term debt, net of issuances							
Cost of issuances and financings							
Net other financing activities							
Net Cash (Used By) From Financing Activities							
Net (Decrease) Increase In Cash and Cash Equivalents							
Cash and Cash Equivalents at Beginning of Period							
CASH AND CASH EQUIVALENTS AT END OF PERIOD							

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC CAPITAL INVESTMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of dollars)

	American Energy Corp.*	Friendly Skies, Inc. Consolidated*	AMP Funding, L.L.C. Consolidated*	Potomac Nevada Corporation Consolidated*	Pepco Enterprises, Inc. Consolidated*
OPERATING ACTIVITIES					
Net income (loss)					
Adjustments to reconcile net income (loss) to net cash from (used by) operating activities:					
Depreciation and amortization					
Gain on sale of assets					
Undistributed (gains) loss from affiliates					
Deferred income taxes					
Impairment losses					
Changes in:					
Accounts receivable					
Regulatory assets and liabilities					
Prepaid expenses					
Accounts payable and accrued liabilities					
Interest and taxes accrued, including Federal income tax refund					
Net other operating activities					
Net Cash From (Used By) Operating Activities					
INVESTING ACTIVITIES					
Net investment in property, plant and equipment					
Proceeds from/changes in:					
Sale of Edison Place					
Purchase of partnership interest, net					
Sales of marketable securities, net of purchases					
Purchases of other investments					
Net other investing activities					
Net Cash From (Used By) Investing Activities					
FINANCING ACTIVITIES					
Dividends paid on preferred stock					
Dividends paid on common stock					
Common stock issued to the Dividend Reinvestment Plan					
Redemption of Trust Preferred Stock					
Redemption of preferred stock					
Issuance of common stock					
Issuances of long-term debt					
Redemption of long-term debt					
Repayments of short-term debt, net of issuances					
Cost of issuances and financings					
Net other financing activities					
Net Cash (Used By) From Financing Activities					
Net (Decrease) Increase In Cash and Cash Equivalents					
Cash and Cash Equivalents at Beginning of Period					
CASH AND CASH EQUIVALENTS AT END OF PERIOD					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

FRIENDLY SKIES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of dollars)

	Friendly Skies, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Friendly Skies, Inc. Parent*	PCI Air Management Corporation*
OPERATING ACTIVITIES				
Net loss				
Adjustments to reconcile net loss to net cash from (used by) operating activities:				
Depreciation and amortization				
Gain on sale of assets				
Undistributed (gains) loss from affiliates				
Deferred income taxes				
Impairment losses				
Changes in:				
Accounts receivable				
Regulatory assets and liabilities				
Prepaid expenses				
Accounts payable and accrued payroll				
Interest and taxes accrued, including Federal income tax refund				
Net other operating activities				
Net Cash From (Used By) Operating Activities				
INVESTING ACTIVITIES				
Net investment in property, plant and equipment				
Proceeds from/changes in:				
Sale of Edison Place				
Purchase of partnership interest, net				
Sales of marketable securities, net of purchases				
Purchases of other investments				
Net other investing activities				
Net Cash From (Used By) Investing Activities				
FINANCING ACTIVITIES				
Dividends paid on preferred stock				
Dividends paid on common stock				
Common stock issued to the Dividend Reinvestment Plan				
Redemption of Trust Preferred Stock				
Redemption of preferred stock				
Issuance of common stock				
Issuances of long-term debt				
Redemption of long-term debt				
Repayments of short-term debt, net of issuances				
Cost of issuances and financings				
Net other financing activities				
Net Cash (Used By) From Financing Activities				
Net (Decrease) Increase In Cash and Cash Equivalents				
Cash and Cash Equivalents at Beginning of Period				
CASH AND CASH EQUIVALENTS AT END OF PERIOD				

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

AMP FUNDING, L.L.C. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of dollars)

	AMP Funding, L.L.C. Consolidated*	Eliminations Reclasses & Consolidations	AMP Funding, L.L.C. Parent*	RAMP Investments, LLC*	PCI Air Management Partners, LLC*	PCI Ever, Inc.*
OPERATING ACTIVITIES						
Net income						
Adjustments to reconcile net income to net cash from operating activities:						
Depreciation and amortization						
Gain on sale of assets						
Undistributed (gains) loss from affiliates						
Deferred income taxes						
Impairment losses						
Changes in:						
Accounts receivable						
Regulatory assets and liabilities						
Prepaid expenses						
Accounts payable and accrued payroll						
Interest and taxes accrued, including Federal income tax refund						
Net other operating activities						
Net Cash From Operating Activities						
INVESTING ACTIVITIES						
Net investment in property, plant and equipment						
Proceeds from/changes in:						
Sale of Edison Place						
Purchase of partnership interest, net						
Sales of marketable securities, net of purchases						
Purchases of other investments						
Net other investing activities						
Net Cash (Used By) Investing Activities						
FINANCING ACTIVITIES						
Dividends paid on preferred stock						
Dividends paid on common stock						
Common stock issued to the Dividend Reinvestment Plan						
Redemption of Trust Preferred Stock						
Redemption of preferred stock						
Issuance of common stock						
Issuances of long-term debt						
Redemption of long-term debt						
Repayments of short-term debt, net of issuances						
Cost of issuances and financings						
Net other financing activities						
Net Cash (Used By) From Financing Activities						
Net Increase In Cash and Cash Equivalents						
Cash and Cash Equivalents at Beginning of Period						
CASH AND CASH EQUIVALENTS AT END OF PERIOD						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC NEVADA CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of dollars)

	Potamac Nevada Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potamac Nevada Corporation Parent*	Potomac Capital Joint Leasing Corporation Consolidated*	Potomac Nevada Leasing Corporation*	PCI Engine Trading, Ltd.*	Potomac Delaware Leasing Corporation Consolidated*
OPERATING ACTIVITIES							
Net income (loss)							
Adjustments to reconcile net income (loss) to net cash (used by) from operating activities:							
Depreciation and amortization							
Gain on sale of assets							
Undistributed (gains) loss from affiliates							
Deferred income taxes							
Impairment losses							
Changes in:							
Accounts receivable							
Regulatory assets and liabilities							
Prepaid expenses							
Accounts payable and accrued payroll							
Interest and taxes accrued, including Federal income tax refund							
Net other operating activities							
Net Cash (Used By) From Operating Activities							
INVESTING ACTIVITIES							
Net investment in property, plant and equipment							
Proceeds from/changes in:							
Sale of Edison Place							
Purchase of partnership interest, net							
Sales of marketable securities, net of purchases							
Purchases of other investments							
Net other investing activities							
Net Cash From Investing Activities							
FINANCING ACTIVITIES							
Dividends paid on preferred stock							
Dividends paid on common stock							
Common stock issued to the Dividend Reinvestment Plan							
Redemption of Trust Preferred Stock							
Redemption of preferred stock							
Issuance of common stock							
Issuances of long-term debt							
Redemption of long-term debt							
Repayments of short-term debt, net of issuances							
Cost of issuances and financings							
Net other financing activities							
Net Cash (Used By) Financing Activities							
Net Increase In Cash and Cash Equivalents							
Cash and Cash Equivalents at Beginning of Period							
CASH AND CASH EQUIVALENTS AT END OF PERIOD							

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC DELAWARE LEASING CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of dollars)

	Potomac Delaware Leasing Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potomac Delaware Leasing Corporation Parent*	Potomac Equipment Leasing Corp*	Potomac Leasing Associates, LP*
OPERATING ACTIVITIES					
Net income					
Adjustments to reconcile net income to net cash from operating activities:					
Depreciation and amortization					
Gain on sale of assets					
Undistributed (gains) loss from affiliates					
Deferred income taxes					
Impairment losses					
Changes in:					
Accounts receivable					
Regulatory assets and liabilities					
Prepaid expenses					
Accounts payable and accrued payroll					
Interest and taxes accrued, including Federal income tax refund					
Net other operating activities					
Net Cash From Operating Activities					
INVESTING ACTIVITIES					
Net investment in property, plant and equipment					
Proceeds from/changes in:					
Sale of Edison Place					
Purchase of partnership interest, net					
Sales of marketable securities, net of purchases					
Purchases of other investments					
Net other investing activities					
Net Cash From (Used By) Investing Activities					
FINANCING ACTIVITIES					
Dividends paid on preferred stock					
Dividends paid on common stock					
Common stock issued to the Dividend Reinvestment Plan					
Redemption of Trust Preferred Stock					
Redemption of preferred stock					
Issuance of common stock					
Issuances of long-term debt					
Redemption of long-term debt					
Repayments of short-term debt, net of issuances					
Cost of issuances and financings					
Net other financing activities					
Net Cash Used By Financing Activities					
Net (Decrease) Increase In Cash and Cash Equivalents					
Cash and Cash Equivalents at Beginning of Period					
CASH AND CASH EQUIVALENTS AT END OF PERIOD					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC CAPITAL JOINT LEASING CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of dollars)

	Potomac Capital Joint Leasing Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potomac Capital Joint Leasing Corporation Parent*	Aircraft International Management Co.*	PCI Holdings, Inc.*	PCI Nevada Investments*
OPERATING ACTIVITIES						
Net income						
Adjustments to reconcile net income to net cash used by operating activities:						
Depreciation and amortization						
Gain on sale of assets						
Undistributed (gains) loss from affiliates						
Deferred income taxes						
Impairment losses						
Changes in:						
Accounts receivable						
Regulatory assets and liabilities						
Prepaid expenses						
Accounts payable and accrued payroll						
Interest and taxes accrued, including Federal income tax refund						
Net other operating activities						
Net Cash Used By Operating Activities						
INVESTING ACTIVITIES						
Net investment in property, plant and equipment						
Proceeds from/changes in:						
Sale of Edison Place						
Purchase of partnership interest, net						
Sales of marketable securities, net of purchases						
Purchases of other investments						
Net other investing activities						
Net Cash From Investing Activities						
FINANCING ACTIVITIES						
Dividends paid on preferred stock						
Dividends paid on common stock						
Common stock issued to the Dividend Reinvestment Plan						
Redemption of Trust Preferred Stock						
Redemption of preferred stock						
Issuance of common stock						
Issuances of long-term debt						
Redemption of long-term debt						
Repayments of short-term debt, net of issuances						
Cost of issuances and financings						
Net other financing activities						
Net Cash (Used By) From Financing Activities						
Net (Decrease) Increase In Cash and Cash Equivalents						
Cash and Cash Equivalents at Beginning of Period						
CASH AND CASH EQUIVALENTS AT END OF PERIOD						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Transferred to Pepco Energy Services, Inc. effective August 1, 2003)
(Millions of dollars)

	Pepco Enterprises, Inc Consolidated*	Eliminations Reclasses & Consolidations	Pepco Enterprises, Inc Parent*	W.A. Chester LLC*	Severn Cable LLC*	Severn Construction LLC*
OPERATING ACTIVITIES						
Net income (loss)						
Adjustments to reconcile net income (loss) to net cash from (used by) operating activities:						
Depreciation and amortization						
Gain on sale of assets						
Undistributed (gains) loss from affiliates						
Deferred income taxes						
Impairment losses						
Changes in:						
Accounts receivable						
Regulatory assets and liabilities						
Other assets						
Payables and other liabilities						
Net Cash (Used By) From Operating Activities						
INVESTING ACTIVITIES						
Net investment in property, plant and equipment						
Proceeds from/changes in:						
Sale of Edison Place						
Purchase of partnership interest, net						
Sales of marketable securities, net of purchases						
Purchases of other investments						
Net other investing activities						
Net Cash From (Used By) Investing Activities						
FINANCING ACTIVITIES						
Dividends paid on preferred stock						
Dividends paid on common stock						
Common stock issued to the Dividend Reinvestment Plan						
Redemption of Trust Preferred Stock						
Redemption of preferred stock						
Issuance of common stock						
Issuances of long-term debt						
Redemption of long-term debt						
Repayments of short-term debt, net of issuances						
Cost of issuances and financings						
Net other financing activities						
Net Cash Used By Financing Activities						
Net (Decrease) Increase In Cash and Cash Equivalents						
Cash and Cash Equivalents at Beginning of Period						
CASH AND CASH EQUIVALENTS AT END OF PERIOD						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of dollars)

	Pepco Communications, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Pepco Communications, Inc. Parent*	Pepco Communications, LLC*
OPERATING ACTIVITIES				
Net loss				
Adjustments to reconcile net loss to net cash from operating activities:				
Depreciation and amortization				
Undistributed (gains) losses from affiliates				
Impairment losses				
Changes in:				
Accounts receivable				
Regulatory assets and liabilities				
Prepaid expenses				
Other deferred charges				
Accounts payable and accrued liabilities				
Interest and taxes accrued, including Federal income tax refund				
Net other operating activities				
Net Cash From Operating Activities				
INVESTING ACTIVITIES				
Net investment in property, plant and equipment				
Proceeds from/changes in:				
Sale of office building and other properties				
Proceeds from sale of marketable securities				
Purchase of marketable securities				
Purchases of other investments				
Net other investing activities				
Net Cash From Investing Activities				
FINANCING ACTIVITIES				
Dividends paid on preferred stock				
Dividends paid on common stock				
Common stock issued to the Dividend Reinvestment Plan				
Redemption of Trust Preferred Stock				
Redemption of preferred stock				
Issuance of common stock				
Issuances of long-term debt				
Redemption of long-term debt				
Repayments of short-term debt, net of issuances				
Cost of issuances and financings				
Net other financing activities				
Net Cash Used By Financing Activities				
Net Increase (Decrease) In Cash and Cash Equivalents				
Cash and Cash Equivalents at Beginning of Period				
CASH AND CASH EQUIVALENTS AT END OF PERIOD				

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOW
For the Year Ended December 31, 2003
(Millions of dollars)

	Conectiv Consolidated	Eliminations Reclasses & Consolidations	Conectiv Parent	Delmarva Power & Light Company Consolidated	Atlantic City Electric Company Consolidated	Conectiv Properties and Investments, Inc. Consolidated*	Conectiv Energy Holding Company Consolidated*
Net income (loss)	$ 6.7		$ 6.7	$ 53.2	$ 47.4		
Adjustments to reconcile net income (loss) to net cash from (used by) operating activities:							
Extraordinary item	(10.0)		-	-	(10.0)		
Depreciation and amortization	232.4		-	73.7	112.5		
Equity in loss (earnings) of subsidiaries	-		(29.4)	-	-		
Deferred income taxes	90.2		2.1	28.3	0.5		
Investment tax credit adjustments, net	-		-	(1.0)	(2.0)		
Pension expense credit	-		-	-	-		
Impairment losses	140.8		-	-	-		
PJM Refund	-		-	-	-		
Deferred electric service costs and gas supply costs	(7.3)		-	(14.4)	(7.0)		
Cumulative effect of change in accounting principle	(12.1)		-	-	-		
Contract cancellations	-		-	-	-		
Changes in:							
Accounts receivable	27.8		(0.2)	5.6	(9.8)		
Inventories	(17.1)		-	(8.8)	4.1		
Prepaid expenses	-		-	-	(6.8)		
Accounts payable and accrued liabilities	2.9		-	65.1	(3.0)		
Derivative contracts	-		-	(14.4)	(15.4)		
Interest and taxes accrued, including Federal income tax refund	24.9		20.6	(25.9)	45.5		
Other current assets and liabilities	21.7		(1.2)	-	(6.3)		
Other, net	17.3		-	5.5	(4.8)		
Net Cash From (Used By) Operating Activities	518.2		(1.4)	166.9	144.9		
INVESTING ACTIVITIES							
Net investment in property, plant and equipment	(385.3)		-	(98.7)	(87.7)		
Investments in partnerships	(8.9)		-	-	-		
Proceeds from/changes in:							
Sales of marketable securities, net of purchases	2.1		-	-	-		
Purchases of other investments, net of sales	-		-	-	-		
Proceeds from sale of other assets	-		-	-	-		
Net other investing activities	15.2		0.9	0.2	(0.3)		
Net Cash (Used By) From Investing Activities	(376.9)		0.9	(98.5)	(88.0)		
FINANCING ACTIVITIES							
Dividends paid on preferred and common stock	(91.8)		(90.6)	(50.1)	(41.7)		
Redemption of preferred stock	(70.0)		-	-	(70.0)		
Issuance of common stock	-		-	-	-		
Reacquisition of the Company's common stock	-		-	-	(84.4)		
Principal portion of capital lease payments	(0.2)		-	-	-		
Issuances of long-term debt	185.2		-	33.2	152.0		
Reacquisitions of long-term debt	(346.0)		(50.0)	(153.4)	(142.5)		
Notes payable to (receivable from) associated companies	334.0		341.1	-	-		
PHI money pool lendings	(66.2)		-	-	-		
Repayments of short-term debt, net of issuances	(51.8)		(200.0)	-	-		
Cost of issuances and financings	(6.2)		-	(2.8)	(3.3)		
Net other financing activities	-		-	(0.1)	-		
Net Cash (Used By) From Financing Activities	(113.0)		0.5	(173.2)	(189.9)		
Net Increase (Decrease) In Cash and Cash Equivalents	28.3		0.0	(104.8)	(133.0)		
Cash and Cash Equivalents at Beginning of Period	50.5		-	109.7	247.1		
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 78.8		$ 0.0	$ 4.9	$ 114.1		

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOW
For the Year Ended December 31, 2003
(Millions of dollars)

	Atlantic Southern Properties, Inc.*	Conectiv Communications, Inc. Consolidated (Parent only)*	Conectiv Solutions LLC Consolidated*	Atlantic Generation, Inc. Consolidated*
Net income (loss)				
Adjustments to reconcile net income (loss) to net cash from (used by) operating activities:				
Extraordinary item				
Depreciation and amortization				
Equity in loss (earnings) of subsidiaries				
Deferred income taxes				
Investment tax credit adjustments, net				
Pension expense credit				
Impairment losses				
PJM Refund				
Deferred electric service costs and gas supply costs				
Cumulative effect of change in accounting principle				
Contract cancellations				
Changes in:				
Accounts receivable				
Inventories				
Prepaid expenses				
Accounts payable and accrued liabilities				
Derivative contracts				
Interest and taxes accrued, including Federal income tax refund				
Other current assets and liabilities				
Other, net				
Net Cash From (Used By) Operating Activities				
INVESTING ACTIVITIES				
Net investment in property, plant and equipment				
Investments in partnerships				
Proceeds from/changes in:				
Sales of marketable securities, net of purchases				
Purchases of other investments, net of sales				
Proceeds from sale of other assets				
Net other investing activities				
Net Cash (Used By) From Investing Activities				
FINANCING ACTIVITIES				
Dividends paid on preferred and common stock				
Redemption of preferred stock				
Issuance of common stock				
Reacquisition of the Company's common stock				
Principal portion of capital lease payments				
Issuances of long-term debt				
Reacquisitions of long-term debt				
Notes payable to (receivable from) associated companies				
PHI money pool lendings				
Repayments of short-term debt, net of issuances				
Cost of issuances and financings				
Net other financing activities				
Net Cash (Used By) From Financing Activities				
Net Increase (Decrease) In Cash and Cash Equivalents				
Cash and Cash Equivalents at Beginning of Period				
CASH AND CASH EQUIVALENTS AT END OF PERIOD				

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

DELMARVA POWER & LIGHT COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of Dollars)

	Delmarva Power & Light Company Consolidated	Eliminations Reclasses & Consolidations	Delmarva Power & Light Company Parent	Delmarva Power Financing I
Net income	$ 53.2	$ -	$ 53.2	$ -
Adjustments to reconcile net income to net cash from operating activities:				
Depreciation and amortization	73.7	-	73.7	-
Deferred income taxes	28.3	-	28.3	-
Investment tax credit adjustments, net	(1.0)	-	(1.0)	-
Pension expense credit	-	-	-	-
Impairment losses	-	-	-	-
Deferred electric service costs and gas supply costs	(14.4)	-	(14.4)	-
Changes in:				
Accounts receivable	5.6	-	5.6	-
Inventories	(8.8)	-	(8.8)	-
Prepaid expenses	-	-	-	-
Accounts payable and accrued liabilities	65.1	-	65.1	-
Interest and taxes accrued, including Federal income tax refund	(25.9)	-	(25.9)	-
Energy trading contracts	(14.4)	-	(14.4)	-
Other current assets and liabilities	-	-	-	-
Other deferred charges	5.5	-	5.5	-
Net Cash From Operating Activities	166.9	-	166.9	-
INVESTING ACTIVITIES				
Net investment in property, plant and equipment	(98.7)	-	(98.7)	-
Proceeds from/changes in:				
Sales of marketable securities, net of purchases	-	-	-	-
Purchases of other investments, net of sales	-	-	-	-
Proceeds from sale of other assets	-	-	-	-
Net other investing activities	0.2	-	0.2	-
Net Cash Used By Investing Activities	(98.5)	-	(98.5)	-
FINANCING ACTIVITIES				
Dividends paid on common stock	(49.1)	-	(49.1)	-
Dividends paid on preferred stock	(1.0)	-	(1.0)	-
Redemption of preferred stock	-	-	-	-
Issuance of common stock	-	-	-	-
Reacquisition of the Company's common stock	-	-	-	-
Issuances of long-term debt	33.2	-	33.2	-
Reacquisitions of long-term debt	(153.4)	-	(153.4)	-
Notes payable to (receivable from) associated companies	-	-	-	-
PHI money pool lendings	-	-	-	-
Repayments of short-term debt, net of issuances	-	-	-	-
Cost of issuances and financings	(2.8)	-	(2.8)	-
Net other financing activities	(0.1)	-	(0.1)	-
Net Cash Used By Financing Activities	(173.2)	-	(173.2)	-
Net Decrease In Cash and Cash Equivalents	(104.8)	-	(104.8)	-
Cash and Cash Equivalents at Beginning of Period	109.7	-	109.7	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 4.9	$ -	$ 4.9	$ -

ATLANTIC CITY ELECTRIC COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of Dollars)

	Atlantic City Electric Company Consolidated	Eliminations Reclasses & Consolidations	Atlantic City Electric Company Parent	Atlantic Capital I	Atlantic Capital II	Atlantic City Electric Transition Funding LLC
Net income	$ 47.4	$ -	$ 47.4	$ -	$ -	$ -
Adjustments to reconcile net income to net cash from operating activities:						
Extraordinary item	(10.0)	-	(10.0)	-	-	-
Depreciation and amortization	112.5	(24.2)	112.5	-	-	24.2
Deferred income taxes	0.5	-	0.5	-	-	-
Investment tax credit adjustments, net	(2.0)	-	(2.0)	-	-	-
Pension expense credit	-	-	-	-	-	-
Impairment losses	-	-	-	-	-	-
Deferred electric service costs and gas supply costs	(7.0)	-	(7.0)	-	-	-
Changes in:						
Accounts receivable	(9.8)	5.3	(9.8)	-	-	(5.3)
Inventories	4.1	-	4.1	-	-	-
Prepaid expenses	(6.8)	-	(6.8)	-	-	-
Accounts payable and accrued liabilities	(3.0)	-	(3.0)	-	-	-
Energy trading contracts	(15.4)	-	(15.4)	-	-	-
Interest and taxes accrued, including Federal income tax refund	45.5	(3.3)	45.5	-	-	3.3
Other deferred charges	(6.3)	0.3	(6.3)	-	-	(0.3)
Other post-retirement benefit obligations	4.7	-	4.7	-	-	-
Accrued pension and employee benefits	(9.5)	-	(9.5)	-	-	-
Net Cash From Operating Activities	144.9	(21.9)	144.9	-	-	21.9
INVESTING ACTIVITIES						
Net investment in property, plant and equipment	(87.7)	-	(87.7)	-	-	-
Deposit of restricted funds with trustee	-	7.7	-	-	-	(7.7)
Proceeds from/changes in:						
Sales of marketable securities, net of purchases	-	-	-	-	-	-
Purchases of other investments, net of sales	-	149.5	-	-	-	(149.5)
Proceeds from sale of other assets	-	-	-	-	-	-
Net other investing activities	(0.3)	-	(0.3)	-	-	-
Net Cash Used By Investing Activities	(88.0)	157.2	(88.0)	-	-	(157.2)
FINANCING ACTIVITIES						
Dividends paid on common stock	(41.4)	-	(41.4)	-	-	-
Dividends paid on preferred stock	(0.3)	-	(0.3)	-	-	-
Redemption of preferred stock	-	-	-	-	-	-
Redemption of trust preferred stock	(70.0)	-	(70.0)	-	-	-
Issuance of common stock	-	-	-	-	-	-
Reacquisition of the Company's common stock	(84.4)	14.5	(84.4)	-	-	(14.5)
Issuances of long-term debt	152.0	(152.0)	152.0	-	-	152.0
Reacquisitions of long-term debt	(142.5)	-	(142.5)	-	-	-
Notes payable to (receivable from) associated companies	-	-	-	-	-	-
PHI money pool lendings	-	-	-	-	-	-
Repayments of short-term debt, net of issuances	-	-	-	-	-	-
Cost of issuances and financings	(3.3)	2.9	(3.3)	-	-	(2.9)
Net other financing activities	-	(0.7)	-	-	-	0.7
Net Cash (Used By) From Financing Activities	(189.9)	(135.3)	(189.9)	-	-	135.3
Net (Decrease) Increase In Cash and Cash Equivalents	(133.0)	-	(133.0)	-	-	-
Cash and Cash Equivalents at Beginning of Period	247.1	-	247.1	-	-	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 114.1	$ -	$ 114.1	$ -	$ -	$ -

CONECTIV PROPERTIES AND INVESTMENTS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of Dollars)

	Conectiv Properties and Investments, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Properties and Investments, Inc. Parent*	DCI II, Inc.*	DCTC- Burney, Inc.*
Net income					
Adjustments to reconcile net income to net cash (used by) from operating activities:					
Depreciation and amortization					
Equity in loss (earnings) of subsidiaries					
Deferred income taxes					
Investment tax credit adjustments, net					
Pension expense credit					
Impairment losses					
Deferred electric service costs and gas supply costs					
Changes in:					
Accounts receivable					
Inventories					
Prepaid expenses					
Accounts payable and accrued liabilities					
Interest and taxes accrued, including Federal income tax refund					
Other current assets and liabilities					
Other, net					
Net Cash (Used By) From Operating Activities					
INVESTING ACTIVITIES					
Net investment in property, plant and equipment					
Proceeds from/changes in:					
Sales of marketable securities, net of purchases					
Purchases of other investments, net of sales					
Proceeds from sale of other assets					
Net other investing activities					
Net Cash From Investing Activities					
FINANCING ACTIVITIES					
Dividends paid on preferred and common stock					
Redemption of preferred stock					
Issuance of common stock					
Reacquisition of the Company's common stock					
Issuances of long-term debt					
Reacquisitions of long-term debt					
Notes payable to (receivable from) associated companies					
PHI money pool lendings					
Repayments of short-term debt, net of issuances					
Cost of issuances and financings					
Net other financing activities					
Net Cash From (Used By) Financing Activities					
Net (Decrease) Increase In Cash and Cash Equivalents					
Cash and Cash Equivalents at Beginning of Period					
CASH AND CASH EQUIVALENTS AT END OF PERIOD					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV ENERGY HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of dollars)

	Conectiv Energy Holding Company Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Energy Holding Company Parent*	Conectiv Energy Supply, Inc. Consolidated*	Delaware Operating Services Company*
Net income (loss)					
Adjustments to reconcile net income (loss) to net cash from (used by) operating activities:					
Depreciation and amortization					
Equity in loss (earnings) of subsidiaries					
Deferred income taxes					
Investment tax credit adjustments, net					
Pension expense credit					
Impairment losses					
PJM Refund					
Deferred electric service costs and gas supply costs					
Cumulative effect of change in accounting principle					
Contract cancellations					
Changes in:					
Accounts receivable					
Inventories					
Prepaid expenses					
Accounts payable and accrued liabilities					
Derivative contracts					
Interest and taxes accrued, including Federal income tax refund					
Other current assets and liabilities					
Other, net					
Net Cash From (Used By) Operating Activities					
INVESTING ACTIVITIES					
Net investment in property, plant and equipment					
Proceeds from/changes in:					
Sales of marketable securities, net of purchases					
Purchases of other investments, net of sales					
Proceeds from sale of other assets					
Net other investing activities					
Net Cash (Used By) From Investing Activities					
FINANCING ACTIVITIES					
Dividends paid on preferred and common stock					
Redemption of preferred stock					
Issuance of common stock					
Reacquisition of the Company's common stock					
Issuances of long-term debt					
Reacquisitions of long-term debt					
Notes payable to (receivable from) associated companies					
PHI money pool lendings					
Repayments of short-term debt, net of issuances					
Cost of issuances and financings					
Net other financing activities					
Net Cash (Used By) From Financing Activities					
Net (Decrease) Increase In Cash and Cash Equivalents					
Cash and Cash Equivalents at Beginning of Period					
CASH AND CASH EQUIVALENTS AT END OF PERIOD					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV ENERGY HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of dollars)

	PHI Operating Services Company*	ACE REIT, Inc. Consolidated*	Conectiv Delmarva Generation, Inc. Consolidated*
Net income (loss)			
Adjustments to reconcile net income (loss) to net cash from (used by) operating activities:			
Depreciation and amortization			
Equity in loss (earnings) of subsidiaries			
Deferred income taxes			
Investment tax credit adjustments, net			
Pension expense credit			
Impairment losses			
PJM Refund			
Deferred electric service costs and gas supply costs			
Cumulative effect of change in accounting principle			
Contract cancellations			
Changes in:			
Accounts receivable			
Inventories			
Prepaid expenses			
Accounts payable and accrued liabilities			
Derivative contracts			
Interest and taxes accrued, including Federal income tax refund			
Other current assets and liabilities			
Other, net			
Net Cash From (Used By) Operating Activities			
INVESTING ACTIVITIES			
Net investment in property, plant and equipment			
Proceeds from/changes in:			
Sales of marketable securities, net of purchases			
Purchases of other investments, net of sales			
Proceeds from sale of other assets			
Net other investing activities			
Net Cash (Used By) From Investing Activities			
FINANCING ACTIVITIES			
Dividends paid on preferred and common stock			
Redemption of preferred stock			
Issuance of common stock			
Reacquisition of the Company's common stock			
Issuances of long-term debt			
Reacquisitions of long-term debt			
Notes payable to (receivable from) associated companies			
PHI money pool lendings			
Repayments of short-term debt, net of issuances			
Cost of issuances and financings			
Net other financing activities			
Net Cash (Used By) From Financing Activities			
Net (Decrease) Increase In Cash and Cash Equivalents			
Cash and Cash Equivalents at Beginning of Period			
CASH AND CASH EQUIVALENTS AT END OF PERIOD			

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV ENERGY SUPPLY, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of Dollars)

	Conectiv Energy Supply Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Energy Supply, Inc. Parent*	Conectiv Operating Services Company*	Conectiv Mid-Merit, Inc.*	Conectiv Mid Merit, LLC*
Net income (loss)						
Adjustments to reconcile net income (loss) to net cash from operating activities:						
Depreciation and amortization						
Equity in loss (earnings) of subsidiaries						
Deferred income taxes						
Investment tax credit adjustments, net						
Pension expense credit						
Impairment losses						
PJM Refund						
Deferred electric service costs and gas supply costs						
Cumulative effect of change in accounting principle						
Contract cancellations						
Changes in:						
Accounts receivable						
Inventories						
Prepaid expenses						
Accounts payable and accrued liabilities						
Derivative contracts						
Interest and taxes accrued, including Federal income tax refund						
Other current assets and liabilities						
Other, net						
Net Cash From Operating Activities						
INVESTING ACTIVITIES						
Net investment in property, plant and equipment						
Proceeds from/changes in:						
Sales of marketable securities, net of purchases						
Purchases of other investments, net of sales						
Proceeds from sale of other assets						
Net other investing activities						
Net Cash From Investing Activities						
FINANCING ACTIVITIES						
Dividends paid on preferred and common stock						
Redemption of preferred stock						
Issuance of common stock						
Reacquisition of the Company's common stock						
Issuances of long-term debt						
Reacquisitions of long-term debt						
Notes payable to (receivable from) associated companies						
PHI money pool lendings						
Repayments of short-term debt, net of issuances						
Cost of issuances and financings						
Net other financing activities						
Net Cash Used By Financing Activities						
Net Increase (Decrease) In Cash and Cash Equivalents						
Cash and Cash Equivalents at Beginning of Period						
CASH AND CASH EQUIVALENTS AT END OF PERIOD						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV DELMARVA GENERATION, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of Dollars)

	Conectiv Delmarva Generation, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Delmarva Generation, Inc. Parent*	Conectiv Pennsylvania Generation, Inc.*	Conectiv Pennsylvania Generation, LLC*
Net loss					
Adjustments to reconcile net loss to net cash from (used by) operating activities:					
Depreciation and amortization					
Equity in loss (earnings) of subsidiaries					
Deferred income taxes					
Investment tax credit adjustments, net					
Pension expense credit					
Impairment losses					
PJM Refund					
Deferred electric service costs and gas supply costs					
Cumulative effect of change in accounting principle					
Contract cancellations					
Changes in:					
Accounts receivable					
Inventories					
Prepaid expenses					
Accounts payable and accrued liabilities					
Derivative contracts					
Interest and taxes accrued, including Federal income tax refund					
Other current assets and liabilities					
Other, net					
Net Cash From (Used By) Operating Activities					
INVESTING ACTIVITIES					
Net investment in property, plant and equipment					
Proceeds from/changes in:					
Sales of marketable securities, net of purchases					
Purchases of other investments, net of sales					
Proceeds from sale of other assets					
Net other investing activities					
Net Cash Used By Investing Activities					
FINANCING ACTIVITIES					
Dividends paid on preferred and common stock					
Redemption of preferred stock					
Issuance of common stock					
Reacquisition of the Company's common stock					
Issuances of long-term debt					
Reacquisitions of long-term debt					
Notes payable to (receivable from) associated companies					
PHI money pool lendings					
Repayments of short-term debt, net of issuances					
Cost of issuances and financings					
Net other financing activities					
Net Cash (Used By) From Financing Activities					
Net Increase (Decrease) In Cash and Cash Equivalents					
Cash and Cash Equivalents at Beginning of Period					
CASH AND CASH EQUIVALENTS AT END OF PERIOD					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

ACE REIT, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of Dollars)

	ACE REIT, Inc. Consolidated*	Eliminations Reclasses & Consolidations	ACE REIT, Inc. Parent*	Conectiv Atlantic Generation, L.L.C.*	Conectiv Bethlehem, LLC*
Net income (loss)					
Adjustments to reconcile net income (loss) to net cash from operating activities:					
Depreciation and amortization					
Equity in loss (earnings) of subsidiaries					
Deferred income taxes					
Investment tax credit adjustments, net					
Pension expense credit					
Impairment losses					
PJM Refund					
Deferred electric service costs and gas supply costs					
Cumulative effect of change in accounting principle					
Contract cancellations					
Changes in:					
Accounts receivable					
Inventories					
Prepaid expenses					
Accounts payable and accrued liabilities					
Derivative contracts					
Interest and taxes accrued, including Federal income tax refund					
Other current assets and liabilities					
Other, net					
Net Cash From Operating Activities					
INVESTING ACTIVITIES					
Net investment in property, plant and equipment					
Proceeds from/changes in:					
Sales of marketable securities, net of purchases					
Purchases of other investments, net of sales					
Proceeds from sale of other assets					
Net other investing activities					
Net Cash Used By Investing Activities					
FINANCING ACTIVITIES					
Dividends paid on preferred and common stock					
Redemption of preferred stock					
Issuance of common stock					
Reacquisition of the Company's common stock					
Issuances of long-term debt					
Reacquisitions of long-term debt					
Notes payable to (receivable from) associated companies					
PHI money pool lendings					
Repayments of short-term debt, net of issuances					
Cost of issuances and financings					
Net other financing activities					
Net Cash From (Used By) Financing Activities					
Net (Decrease) Increase In Cash and Cash Equivalents					
Cash and Cash Equivalents at Beginning of Period					
CASH AND CASH EQUIVALENTS AT END OF PERIOD					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV SOLUTIONS LLC AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of dollars)

	Conectiv Solutions LLC Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Solutions LLC Parent*	ATE Investment, Inc. Consolidated*	Eliminations Reclasses & Consolidations	ATE Investment, Inc. Parent*
Net income (loss)						
Adjustments to reconcile net income (loss) to net cash from operating activities:						
Depreciation and amortization						
Equity in loss (earnings) of subsidiaries						
Deferred income taxes						
Investment tax credit adjustments, net						
Pension expense credit						
Impairment losses						
Deferred electric service costs and gas supply costs						
Changes in:						
Accounts receivable						
Inventories						
Prepaid expenses						
Accounts payable and accrued liabilities						
Interest and taxes accrued, including Federal income tax refund						
Other current assets and liabilities						
Other, net						
Net Cash From Operating Activities						
INVESTING ACTIVITIES						
Net investment in property, plant and equipment						
Proceeds from/changes in:						
Sales of marketable securities, net of purchases						
Purchases of other investments, net of sales						
Proceeds from sale of other assets						
Net other investing activities						
Net Cash Used By Investing Activities						
FINANCING ACTIVITIES						
Dividends paid on preferred and common stock						
Redemption of preferred stock						
Issuance of common stock						
Reacquisition of the Company's common stock						
Issuances of long-term debt						
Reacquisitions of long-term debt						
Notes payable to (receivable from) associated companies						
PHI money pool lendings						
Repayments of short-term debt, net of issuances						
Cost of issuances and financings						
Net other financing activities						
Net Cash (Used By) From Financing Activities						
Net Increase (Decrease) In Cash and Cash Equivalents						
Cash and Cash Equivalents at Beginning of Period						
CASH AND CASH EQUIVALENTS AT END OF PERIOD						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV SOLUTIONS LLC AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of dollars)

	King Street Assurance Ltd*	Conectiv Services, Inc. Consolidated*
Net income (loss)		
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Depreciation and amortization		
Equity in loss (earnings) of subsidiaries		
Deferred income taxes		
Investment tax credit adjustments, net		
Pension expense credit		
Impairment losses		
Deferred electric service costs and gas supply costs		
Changes in:		
Accounts receivable		
Inventories		
Prepaid expenses		
Accounts payable and accrued liabilities		
Interest and taxes accrued, including Federal income tax refund		
Other current assets and liabilities		
Other, net		
Net Cash From Operating Activities		
INVESTING ACTIVITIES		
Net investment in property, plant and equipment		
Proceeds from/changes in:		
Sales of marketable securities, net of purchases		
Purchases of other investments, net of sales		
Proceeds from sale of other assets		
Net other investing activities		
Net Cash Used By Investing Activities		
FINANCING ACTIVITIES		
Dividends paid on preferred and common stock		
Redemption of preferred stock		
Issuance of common stock		
Reacquisition of the Company's common stock		
Issuances of long-term debt		
Reacquisitions of long-term debt		
Notes payable to (receivable from) associated companies		
PHI money pool lendings		
Repayments of short-term debt, net of issuances		
Cost of issuances and financings		
Net other financing activities		
Net Cash (Used By) From Financing Activities		
Net Increase (Decrease) In Cash and Cash Equivalents		
Cash and Cash Equivalents at Beginning of Period		
CASH AND CASH EQUIVALENTS AT END OF PERIOD		

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of Dollars)

	Conectiv Services, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Services, Inc. Parent*	Conectiv Plumbing, L.L.C.*	Conectiv Thermal Systems, Inc. Consolidated*
Net income					
Adjustments to reconcile net income to net cash from (used by) operating activities:					
Depreciation and amortization					
Equity in loss (earnings) of subsidiaries					
Deferred income taxes					
Investment tax credit adjustments, net					
Pension expense credit					
Impairment losses					
Deferred electric service costs and gas supply costs					
Changes in:					
Accounts receivable					
Inventories					
Prepaid expenses					
Accounts payable and accrued liabilities					
Interest and taxes accrued, including Federal income tax refund					
Other current assets and liabilities					
Other, net					
Net Cash From (Used By) Operating Activities					
INVESTING ACTIVITIES					
Net investment in property, plant and equipment					
Proceeds from/changes in:					
Sales of marketable securities, net of purchases					
Purchases of other investments, net of sales					
Proceeds from sale of other assets					
Net other investing activities					
Net Cash Used By Investing Activities					
FINANCING ACTIVITIES					
Dividends paid on preferred and common stock					
Redemption of preferred stock					
Issuance of common stock					
Reacquisition of the Company's common stock					
Issuances of long-term debt					
Reacquisitions of long-term debt					
Notes payable to (receivable from) associated companies					
PHI money pool lendings					
Repayments of short-term debt, net of issuances					
Cost of issuances and financings					
Net other financing activities					
Net Cash (Used By) From Financing Activities					
Net Increase (Decrease) In Cash and Cash Equivalents					
Cash and Cash Equivalents at Beginning of Period					
CASH AND CASH EQUIVALENTS AT END OF PERIOD					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV THERMAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of Dollars)

	Conectiv Thermal Systems, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Thermal Systems, Inc. Parent*	ATS Operating Services, Inc.*	Atlantic Jersey Thermal Systems, Inc.*	Thermal Energy Limited Partnership*
Net income						
Adjustments to reconcile net income to net cash from operating activities:						
Depreciation and amortization						
Equity in loss (earnings) of subsidiaries						
Deferred income taxes						
Investment tax credit adjustments, net						
Pension expense credit						
Impairment losses						
Deferred electric service costs and gas supply costs						
Changes in:						
Accounts receivable						
Inventories						
Prepaid expenses						
Accounts payable and accrued payroll						
Interest and taxes accrued, including Federal income tax refund						
Other current assets and liabilities						
Other, net						
Net Cash From Operating Activities						
INVESTING ACTIVITIES						
Net investment in property, plant and equipment						
Proceeds from/changes in:						
Sales of marketable securities, net of purchases						
Purchases of other investments, net of sales						
Proceeds from sale of other assets						
Net other investing activities						
Net Cash Used By Investing Activities						
FINANCING ACTIVITIES						
Dividends paid on preferred and common stock						
Redemption of preferred stock						
Issuance of common stock						
Reacquisition of the Company's common stock						
Issuances of long-term debt						
Reacquisitions of long-term debt						
Notes payable to (receivable from) associated companies						
PHI money pool lendings						
Repayments of short-term debt, net of issuances						
Cost of issuances and financings						
Net other financing activities						
Net Cash Used By Financing Activities						
Net Increase In Cash and Cash Equivalents						
Cash and Cash Equivalents at Beginning of Period						
CASH AND CASH EQUIVALENTS AT END OF PERIOD						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

ATLANTIC GENERATION, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of dollars)

	Atlantic Generation Inc. Consolidated*	Eliminations Reclasses & Consolidations	Atlantic Generation, Inc. Parent*	Vineland Ltd., Inc.*	Vineland General, Inc.*	Binghampton Limited, Inc.*
Net income						
Adjustments to reconcile net income to net cash from (used by) operating activities:						
Depreciation and amortization						
Equity in loss (earnings) of subsidiaries						
Deferred income taxes						
Investment tax credit adjustments, net						
Pension expense credit						
Impairment losses						
Deferred electric service costs and gas supply costs						
Changes in:						
Accounts receivable						
Inventories						
Prepaid expenses						
Accounts payable and accrued payroll						
Interest and taxes accrued, including Federal income tax refund						
Other current assets and liabilities						
Other, net						
Net Cash From (Used By) Operating Activities						
INVESTING ACTIVITIES						
Net investment in property, plant and equipment						
Proceeds from/changes in:						
Sales of marketable securities, net of purchases						
Purchases of other investments, net of sales						
Proceeds from sale of other assets						
Net other investing activities						
Net Cash From Investing Activities						
FINANCING ACTIVITIES						
Dividends paid on preferred and common stock						
Redemption of preferred stock						
Issuance of common stock						
Reacquisition of the Company's common stock						
Issuances of long-term debt						
Reacquisitions of long-term debt						
Notes payable to (receivable from) associated companies						
PHI money pool lendings						
Repayments of short-term debt, net of issuances						
Cost of issuances and financings						
Net other financing activities						
Net Cash Used By Financing Activities						
Net Increase in Cash and Cash Equivalents						
Cash and Cash Equivalents at Beginning of Period						
CASH AND CASH EQUIVALENTS AT END OF PERIOD						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

ATLANTIC GENERATION, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(Millions of dollars)

	Binghampton General, Inc.*	Pedrick Gen., Inc.*
Net income		
Adjustments to reconcile net income to net cash from (used by) operating activities:		
Depreciation and amortization		
Equity in loss (earnings) of subsidiaries		
Deferred income taxes		
Investment tax credit adjustments, net		
Pension expense credit		
Impairment losses		
Deferred electric service costs and gas supply costs		
Changes in:		
Accounts receivable		
Inventories		
Prepaid expenses		
Accounts payable and accrued payroll		
Interest and taxes accrued, including Federal income tax refund		
Other current assets and liabilities		
Other, net		
Net Cash From (Used By) Operating Activities		
INVESTING ACTIVITIES		
Net investment in property, plant and equipment		
Proceeds from/changes in:		
Sales of marketable securities, net of purchases		
Purchases of other investments, net of sales		
Proceeds from sale of other assets		
Net other investing activities		
Net Cash From Investing Activities		
FINANCING ACTIVITIES		
Dividends paid on preferred and common stock		
Redemption of preferred stock		
Issuance of common stock		
Reacquisition of the Company's common stock		
Issuances of long-term debt		
Reacquisitions of long-term debt		
Notes payable to (receivable from) associated companies		
PHI money pool lendings		
Repayments of short-term debt, net of issuances		
Cost of issuances and financings		
Net other financing activities		
Net Cash Used By Financing Activities		
Net Increase In Cash and Cash Equivalents		
Cash and Cash Equivalents at Beginning of Period		
CASH AND CASH EQUIVALENTS AT END OF PERIOD		

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
(Millions of dollars)

	Total Pepco Holdings, Inc.	Eliminations Reclasses & Consolidations	Pepco Holdings, Inc. Parent	Potomac Electric Power Company Consolidated	Conectiv Consolidated	Pepco Energy Services, Inc. Consolidated*
Retained earnings as of December 31, 2002	$ 838.2		$ 838.2	$ 468.9	$ 222.5	
Net income (loss)	113.5		113.5	104.6	6.7	
Dividends on common stock	(170.7)		(170.7)	(64.9)	(90.5)	
Dividends on preferred stock	-		-	(3.3)	-	
Transfer of PEI from PCI to PES	-		-	-	-	
Retained earnings as of December 31, 2003	$ 781.0		$ 781.0	$ 505.3	$ 138.7	

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
(Millions of dollars)

	Potomac Capital Investment Corporation Consolidated*	Pepco Communications, Inc. Consolidated*	PHI Service Company
Retained earnings as of December 31, 2002			$ (0.5)
Net income (loss)			(0.3)
Dividends on common stock			-
Dividends on preferred stock			-
Transfer of PEI from PCI to PES			-
Retained earnings as of December 31, 2003			$ (0.8)

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC ELECTRIC POWER COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
(Millions of dollars)

	Potomac Electric Power Company Consolidated	Eliminations Reclasses & Consolidations	Potomac Electric Power Company Parent	Edison Capital Reserves Corporation*
Retained earnings as of December 31, 2002	$ 468.9		$ 468.9	
Net income (loss)	104.6		104.6	
Dividends on common stock	(64.9)		(64.9)	
Dividends on preferred stock	(3.3)		(3.3)	
Dividend paid to Pepco	-		-	
Return of capital to Pepco	-		-	
Retained earnings as of December 31, 2003	$ 505.3		$ 505.3	

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO ENERGY SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
(Millions of Dollars)

	Pepco Energy Services, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Pepco Energy Services, Inc. Parent*	PES Home Services of VA*	Distributed Generation Partners, LLC*	Pepco Government Services LLC*
Retained earnings as of December 31, 2002						
Net income (loss)						
Dividends on common stock						
Transfer of subsidiaries from PEI to PBS						
Transfer of PEI from PCI to PES						
Retained earnings as of December 31, 2003						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO ENERGY SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
(Millions of Dollars)

	Fauquier Landfill Gas, LLC*	Rolling Hills Landfill Gas, LLC*	Pepco Enterprises, Inc.*	Potomac Power Resources, LLC*	Pepco Building Services, Inc. Consolidated*
Retained earnings as of December 31, 2002					
Net income (loss)					
Dividends on common stock					
Transfer of subsidiaries from PEI to PBS					
Transfer of PEI from PCI to PES					
Retained earnings as of December 31, 2003					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO BUILDING SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
(Millions of dollars)

	Pepco Building Services, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Pepco Building Services, Inc. Parent*	MET Electrical Testing Company, Inc.*	Substation Test Company, Inc.*	Seaboard Mechanical Services, Inc.*
Retained earnings as of December 31, 2002						
Net income (loss)						
Dividends on common stock						
Transfer of subsidiaries from PEI to PBS						
Business combinations						
Retained earnings as of December 31, 2003						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

** Combined business of Severn Cable, LLC and Severn Construction, LLC from Pepco Enterprises, Inc.

PEPCO BUILDING SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
(Millions of dollars)

	Engineered Services, Inc.*	Unitemp, Inc.*	W.A Chester, LLC*	Severn Construction Services, LLC* **	G&L Mechanical Services, Inc.*
Retained earnings as of December 31, 2002					
Net income (loss)					
Dividends on common stock					
Transfer of subsidiaries from PEI to PBS					
Business combinations					
Retained earnings as of December 31, 2003					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

** Combined business of Severn Cable, LLC and Severn Construction, LLC from Pepco Enterprises, Inc.

POTOMAC CAPITAL INVESTMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
(Millions of dollars)

	Potomac Capital Investment Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potomac Capital Investment Corporation Parent*	PCI Energy Corporation*	PCI-BT Investing LLC*	Edison Place LLC*	Potomac Nevada Investment, Inc.*
Retained earnings as of December 31, 2002							
Net income (loss)							
True-up Adjustments							
Transfer of PEI to PES							
Closure of subsidiaries into PCI							
Adjusting entries							
Retained earnings as of December 31, 2003							

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC CAPITAL INVESTMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
(Millions of dollars)

	PCI Netherlands Corp.*	PCI Queensland Corp.*	Potomac Capital Markets Corp.*	Potomac Aircraft Leasing Corp.*	Potomac Harmans Corp.*	Harmans Building Associates*	Potomac Land Corporation*	Pepco Technologies LLC*
Retained earnings as of December 31, 2002								
Net income (loss)								
True-up Adjustments								
Transfer of PEI to PES								
Closure of subsidiaries into PCI								
Adjusting entries								
Retained earnings as of December 31, 2003								

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC CAPITAL INVESTMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
(Millions of dollars)

	American Energy Corp.*	Friendly Skies, Inc. Consolidated*	AMP Funding, L.L.C. Consolidated*	Potomac Nevada Corporation Consolidated*	Pepco Enterprises, Inc Consolidated*
Retained earnings as of December 31, 2002					
Net income (loss)					
True-up Adjustments					
Transfer of PEI to PES					
Closure of subsidiaries into PCI					
Adjusting entries					
Retained earnings as of December 31, 2003					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

FRIENDLY SKIES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
(Millions of dollars)

	Friendly Skies, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Friendly Skies, Inc. Parent*	PCI Air Management Corporation*
Retained earnings as of December 31, 2002				
Net income (loss)				
Dividends on common stock				
Adjusting entries				
Retained earnings as of December 31, 2003				

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

AMP FUNDING, L.L.C. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
(Millions of dollars)

	AMP Funding, L.L.C. Consolidated*	Eliminations Reclasses & Consolidations	AMP Funding, L.L.C. Parent*	RAMP Investments, LLC*	PCI Air Management Partners, LLC*	PCI Ever, Inc.*
Retained earnings as of December 31, 2002						
Net income (loss)						
Dividends on common stock						
Adjusting entries						
Retained earnings as of December 31, 2003						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC NEVADA CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
(Millions of dollars)

	Potamac Nevada Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potamac Nevada Corporation Parent*	Potomac Capital Joint Leasing Corporation Consolidated*	Potomac Nevada Leasing Corporation*	PCI Engine Trading, Ltd.*	Potomac Delaware Leasing Corporation Consolidated*
Retained earnings as of December 31, 2002							
Net income (loss)							
True-up Adjustment							
Adjusting entries							
Retained earnings as of December 31, 2003							

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC DELAWARE LEASING CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
(Millions of dollars)

	Potomac Delaware Leasing Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potomac Delaware Leasing Corporation Parent*	Potomac Equipment Leasing Corp*	Potomac Leasing Associates, LP*
Retained earnings as of December 31, 2002					
Net income (loss)					
Dividends on common stock					
Adjusting entries					
Retained earnings as of December 31, 2003					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC CAPITAL JOINT LEASING CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
(Millions of dollars)

	Potomac Capital Joint Leasing Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potomac Capital Joint Leasing Corporation Parent*	Aircraft International Management Co.*	PCI Holdings, Inc.*	PCI Nevada Investments*
Retained earnings as of December 31, 2002						
Net income (loss)						
Dividends on common stock						
Adjusting entries						
Retained earnings as of December 31, 2003						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
{Transferred to Pepco Energy Services, Inc. effective August 1, 2003}
(Millions of dollars)

	Pepco Enterprises, Inc Consolidated*	Eliminations Reclasses & Consolidations	Pepco Enterprises, Inc Parent*	W.A. Chester LLC*	Severn Construction LLC*	Severn Cable LLC*
Retained earnings as of December 31, 2002						
Net income (loss)						
True-up Adjustment (elimination at PCI level)						
Transfer of PEI to PES						
Spin off subsidiary						
Retained earnings as of December 31, 2003						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
(Millions of dollars)

	Pepco Communications, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Pepco Communications, Inc. Parent*	Pepco Communications, LLC*
Retained earnings as of December 31, 2002				
Net income (loss)				
Dividends on common stock				
Adjusting entries				
Retained earnings as of December 31, 2003				

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
(Millions of dollars)

	Conectiv Consolidated	Eliminations Reclasses & Consolidations	Conectiv Parent	Delmarva Power & Light Company Consolidated	Atlantic City Electric Company Consolidated	Conectiv Properties and Investments, Inc. Consolidated*
Retained earnings as of December 31, 2002	$ 222.5		$ 222.5	$ 364.4	$ 153.9	
Net income (loss)	6.7		6.7	53.2	47.4	
Dividends on common stock	(90.5)		(90.5)	(49.1)	(41.4)	
Dividend on preferred stock	-		-	(1.0)	(0.3)	
Redemption of preferred stock	-		-	(0.1)	-	
Adjusting entries	-		-	-	-	
Retained earnings as of December 31, 2003	$ 138.7		$ 138.7	$ 367.4	$ 159.6	

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
(Millions of dollars)

	Conectiv Energy Holding Company Consolidated*	Atlantic Southern Properties, Inc.*	Conectiv Communications, Inc. Consolidated (Parent only)*	Conectiv Solutions LLC Consolidated*	Atlantic Generation, Inc. Consolidated*
Retained earnings as of December 31, 2002					
Net income (loss)					
Dividends on common stock					
Dividend on preferred stock					
Redemption of preferred stock					
Adjusting entries					
Retained earnings as of December 31, 2003					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

DELMARVA POWER & LIGHT COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
(Millions of Dollars)

	Delmarva Power & Light Company Consolidated	Eliminations Reclasses & Consolidations	Delmarva Power & Light Company Parent	Delmarva Power Financing I
Retained earnings as of December 31, 2002	$ 364.4	$ -	$ 364.4	$ -
Net income (loss)	53.2	-	53.2	-
Dividends on common stock	(49.1)	-	(49.1)	-
Dividend on preferred stock	(1.0)	-	(1.0)	-
Redemption of preferred stock	(0.1)	-	(0.1)	
Adjusting entries	-	-	-	-
Retained earnings as of December 31, 2003	$ 367.4	$ -	$ 367.4	$ -

ATLANTIC CITY ELECTRIC COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
(Millions of Dollars)

	Atlantic City Electric Company Consolidated	Eliminations Reclasses & Consolidations	Atlantic City Electric Company Parent	Atlantic Capital I	Atlantic Capital II	Atlantic City Electric Transition Funding LLC
Retained earnings as of December 31, 2002	$ 153.9	$ -	$ 153.9	$ -	$ -	$ -
Net income (loss)	47.4	-	47.4	-	-	-
Dividends on common stock	(41.4)	-	(41.4)	-	-	-
Dividend on preferred stock	(0.3)	-	(0.3)	-	-	-
Adjusting entries	-	-	-	-	-	-
Retained earnings as of December 31, 2003	$ 159.6	$ -	$ 159.6	$ -	$ -	$ -

CONECTIV PROPERTIES AND INVESTMENTS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
(Millions of Dollars)

	Conectiv Properties and Investments, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Properties and Investments, Inc. Parent*	DCI II, Inc.*	DCTC- Burney, Inc.*
Retained earnings as of December 31, 2002					
Net income (loss)					
Dividends on common stock					
Dividend on preferred stock					
Adjusting entries					
Retained earnings as of December 31, 2003					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV ENERGY HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
(Millions of dollars)

	Conectiv Energy Holding Company Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Energy Holding Company Parent*	Conectiv Energy Supply, Inc. Consolidated*	Conectiv Delmarva Generation, Inc. Consolidated*
Retained earnings as of December 31, 2002					
Net income (loss)					
Dividends on common stock					
Dividend on preferred stock					
Adjusting entries					
Retained earnings as of December 31, 2003					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV ENERGY HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
(Millions of dollars)

	ACE REIT, Inc. Consolidated*	Delaware Operating Services Company*	PHI Operating Services Company*
Retained earnings as of December 31, 2002			
Net income (loss)			
Dividends on common stock			
Dividend on preferred stock			
Adjusting entries			
Retained earnings as of December 31, 2003			

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV ENERGY SUPPLY, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
(Millions of Dollars)

	Conectiv Energy Supply, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Energy Supply, Inc. Parent*	Conectiv Operating Services Company*	Conectiv Mid-Merit, Inc.*	Conectiv Mid Merit, LLC*
Retained earnings as of December 31, 2002						
Net income (loss)						
Dividends on common stock						
Dividend on preferred stock						
Sale of COSC						
Adjusting entries						
Retained earnings as of December 31, 2003						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV DELMARVA GENERATION, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
(Millions of Dollars)

	Conectiv Delmarva Generation, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Delmarva Generation, Inc. Parent*	Conectiv Pennsylvania Generation, Inc.*	Conectiv Pennsylvania Generation, LLC*
Retained earnings as of December 31, 2002					
Net income (loss)					
Dividends on common stock					
Dividend on preferred stock					
Adjusting entries					
Retained earnings as of December 31, 2003					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

ACE REIT, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
(Millions of Dollars)

	ACE REIT, Consolidated*	Eliminations Reclasses & Consolidations	ACE REIT, Inc. Parent*	Conectiv Atlantic Generation, L.L.C.*	Conectiv Bethlehem, LLC*
Retained earnings as of December 31, 2002					
Net income (loss)					
Dividends on common stock					
Dividend on preferred stock					
Adjusting entries					
Retained earnings as of December 31, 2003					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV SOLUTIONS LLC AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
(Millions of Dollars)

	Conectiv Solutions LLC Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Solutions LLC Parent*	ATE Investment, Inc. Consolidated*	Eliminations Reclasses & Consolidations	ATE Investment, Inc. Parent*	King Street Assurance Ltd*	Conectiv Services, Inc. Consolidated*
Retained earnings as of December 31, 2002								
Net income (loss)								
Dividends on common stock								
Dividend on preferred stock								
Adjusting entries								
Retained earnings as of December 31, 2003								

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
(Millions of Dollars)

	Conectiv Services, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Services, Inc. Parent*	Conectiv Plumbing, L.L.C.*	Conectiv Thermal Systems, Inc. Consolidated*
Retained earnings as of December 31, 2002					
Net income (loss)					
Dividends on common stock					
Dividend on preferred stock					
Adjusting entries					
Retained earnings as of December 31, 2003					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV THERMAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
(Millions of dollars)

	Conectiv Thermal Systems, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Thermal Systems, Inc. Parent*	ATS Operating Services, Inc.*	Atlantic Jersey Thermal Systems, Inc.*	Thermal Energy Limited Partnership*
Retained earnings as of December 31, 2002						
Net income (loss)						
Dividends on common stock						
Dividend on preferred stock						
Adjusting entries						
Retained earnings as of December 31, 2003						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

ATLANTIC GENERATION, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2003
(Millions of Dollars)

	Atlantic Generation, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Atlantic Generation, Inc. Parent*	Vineland Ltd., Inc.*	Vineland General, Inc.*	Binghampton Limited, Inc.*	Binghampton General, Inc.*	Pedrick Gen., Inc.*
Retained earnings as of December 31, 2002								
Net income (loss)								
Dividends on common stock								
Dividend on preferred stock								
Adjusting entries								
Retained earnings as of December 31, 2003								

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.